

CARBO®

2012 ANNUAL REPORT

STRENGTH AT THE CORE

CARBO® increases the production of oil and natural gas wells and helps exploration and production (E&P) clients achieve higher ultimate recovery rates. The company also reduces clients' risk and provides environmental protection.


FALCON
FALCON
protect

STRENGTH AT THE CORE

CARBO brings value to E&P operators by making oil and natural gas wells more productive and enhancing economic returns.

Fracpro® software helps design the fracs that maximize production and estimated ultimate recovery (EUR). StrataGen® provides frac completion expertise. The ceramic proppant business provides high conductivity and productivity for the life of the well. Falcon Technologies® protects clients' assets and the environment.

With technologies that are ideally positioned to serve an essential industry, CARBO has strength at the core.

FINANCIAL HIGHLIGHTS

Years Ended December 31,	2007	2008	2009	2010	2011	2012
SUMMARY STATEMENT OF INCOME DATA (In thousands, except per share amounts)						
Revenue	$ 299,996	$ 387,828	$ 341,872	$ 473,082	$ 625,705	$ 645,536
Gross profit	101,926	127,434	120,503	174,671	261,715	223,505
Operating profit	71,459	87,083	79,450	119,610	197,602	158,886
Income before income taxes	74,579	88,349	79,794	119,349	197,450	158,590
Income from continuing operations	49,641	60,405	52,810	78,716	130,136	105,933
Diluted earnings per share	$ 2.02	$ 2.46	$ 2.27	$ 3.40	$ 5.62	$ 4.59
Average shares outstanding – diluted	24,451	24,418	23,112	22,977	23,012	22,969
SUMMARY BALANCE SHEET DATA (In thousands)						
Current assets	$ 190,924	$ 293,310	$ 218,870	$ 237,655	$ 302,565	$ 349,917
Total assets	451,523	546,877	513,412	599,571	740,865	808,878
Current liabilities	33,264	83,848	32,458	51,247	79,066	50,830
Shareholders' equity	389,439	442,534	457,316	521,979	630,158	713,078
OTHER DATA (In thousands)						
Depreciation and amortization	$ 19,895	$ 24,638	$ 24,905	$ 27,728	$ 36,015	$ 44,893
Capital expenditures	53,944	23,343	46,127	96,566	90,395	77,189


REVENUE
($ in millions)
$700
$600
$500
$400
$300
$200
$100
2005 2006 2007 2008 2009 2010 2011 2012
INCOME FROM CONTINUING OPERATIONS
($ in millions)
$120
$90
$60
$30
2005 2006 2007 2008 2009 2010 2011 2012
SHAREHOLDERS' EQUITY
($ in millions)
$700
$600
$500
$400
$300
$200
$100
2005 2006 2007 2008 2009 2010 2011 2012

TO OUR SHAREHOLDERS, CLIENTS AND EMPLOYEES:

For CARBO, 2012 was a year of challenge, opportunity and accomplishment.

In a year marked by a dramatically shifting marketplace and increased competition, CARBO achieved record revenues and generated positive results for shareholders. We faced challenges as the supply and demand dynamics of the industry were rebalancing. As we have done through more than 30 years of industry leadership, CARBO focused on managing the business through these swings in activity while positioning the Company for long-term success. Our mission—to increase production and recovery in oil and natural gas wells around the globe—remains intact.

FINANCIAL OVERVIEW

For the fiscal year ended December 31, 2012, revenues were a record $645.5 million, increasing three percent from the prior year. CARBO's worldwide proppant sales volume totaled 1.71 billion pounds in 2012, an increase of seven percent compared to 2011. Net income decreased 19 percent, or $24.2 million, compared to 2011. The decrease in income was primarily the result of a decrease in average selling price and higher distribution costs, partially offset by the increase in proppant sales volume.

The Company continued to return cash to our shareholders, increasing the quarterly dividend by 13 percent in 2012. This marked the twelfth consecutive year of dividend increases.

For the fiscal year ended December 31, 2012, our balance sheet includes $90.6 million of cash and cash equivalents, and the Company remains debt-free.

A DYNAMIC MARKETPLACE

At CARBO, our main mission is to increase the production of oil and natural gas wells by increasing the effectiveness of hydraulic fractures. During 2012, the industry's overall drilling activity declined in North America as lower natural gas prices continued to shift activity away from natural gas and toward liquids-rich plays. Wells in these liquid plays realize significant benefit from the increased conductivity provided by the high-quality ceramic proppant that makes up the majority of our business. We continue to differentiate our products and our Company with our technical marketing campaign that communicates the advantages and benefits of Economic Conductivity®. We worked directly with clients to demonstrate the superior results that can be gained by using our products.

DISTRIBUTION CHALLENGES

One of the primary challenges we faced during 2012 was the industry's relocation of equipment, services and supplies into the liquids-rich basins in North America. While CARBO sales volumes were healthy in the Bakken and Eagle Ford formations, infrastructure to support industry activity remained limited. As a result, associated logistics costs increased.

During 2012, CARBO made strategic investments in facilities that enable us to more efficiently serve clients in these areas. To serve the Eagle Ford we expanded our distribution center in South Texas, and in the Bakken we added two transloading facilities. Future Bakken plans include building a large distribution center.

COMPETITION

In 2012, the proppant industry experienced a significant over-supply of Chinese ceramic proppant. Although this proppant varies greatly in quality, the over-supply placed substantial pricing pressure on the entire proppant industry. While we have had to react to this industry disruption, CARBO remains steadfast regarding our commitment to quality and pricing strategy: to be prudent about increasing price during cycle upturns, and disciplined regarding decreases during cycle downturns.

Our strategy to educate the industry of the risks to well production when using a low quality Chinese ceramic proppant has been straightforward. We have demonstrated that CARBO ceramic proppant is measurably superior in terms of product quality and in the


Gary Kolstad
President and Chief Executive Officer


Ernesto Bautista, III
Vice President and Chief Financial Officer


Mark Edmunds
Vice President, Operations


Don Conkle
Vice President, Marketing and Sales


Ellen Smith
Vice President, Human Resources


Sean Elliott
Vice President and General Counsel

performance it produces in our clients' wells. In addition, our lightweight ceramic product lines offer a volume advantage compared to the intermediate density products offered by competitors, meaning that our proppant will provide greater fracture volume and conductivity per pound—in most cases approximately 20 percent greater effective frac width and length. CARBO also provides a high level of customer service, adding important value to our products. We have seen that many E&P companies are turning away from the inferior products as their inventories are consumed.

R&D AND NEW TECHNOLOGY

We have continued our investment in the development of new products, and I am pleased to report that each of our businesses—proppant, Fracpro, StrataGen and Falcon—has introduced or successfully commercialized market-driven products in 2012.

Perhaps most exciting is that we have developed a new technique to produce ceramic proppant. This new technique produces a ceramic proppant with increased strength and conductivity when compared to traditional ceramics. We are in the process of scaling up to commercial quantities, and anticipate a new product introduction in the near future.

OUTLOOK AND FOCUS

For 2013, we anticipate industry activity will be similar to that in 2012. In North America, we expect liquids-rich drilling activity to remain high, offset by low natural gas drilling activity. We are cautiously optimistic that completion activity will increase as the year unfolds, due to drilling efficiencies. In the proppant market, we believe the supply-demand balance will continue to improve. We also believe the long-term positive trend in our sales volume remains intact. CARBO is differentiating its products through the technical and quality marketing campaign launched in 2012, which highlights important differences between a CARBO ceramic proppant and a lower quality Chinese ceramic proppant.

I am excited about CARBO's future because our mission has never been more focused and our product offering so advanced.

- Our clients will benefit from the highest conductivity proppant, and we provide the best.
- We are driven by technology to be the leader in each of our businesses.
- We have built the leading ceramic proppant business through quality products and innovation.
- Falcon Technologies' "Engineered to Protect™" solutions are experiencing good revenue growth due to an expanding client base.
- We will maintain our planned course and move forward with a long-term view.

Of course, our greatest strength comes from the people who make CARBO the company it is. To our shareholders, clients and employees, I extend my appreciation and thanks.

Sincerely,

Gary Kolstad
President and Chief Executive Officer

STRENGTH

PRODUCTS THAT SHAPE AN INDUSTRY

CARBO is the world's largest supplier of ceramic proppant with the industry's highest conductivity and the leader in technology including production assurance and frac detection.

Fracturing, proppant and production

Oil and natural gas are typically contained in the pores of sedimentary rock formations thousands of feet underground. To enable the hydrocarbons to flow through the rock and to the surface, fluids are pumped down the well bore at pressures sufficient to create fractures in the rock formation—a process called hydraulic fracturing. A granular material, called proppant, is transported in the fluid to fill the fractures, thus "propping" them open once the high-pressure pumping stops. The proppant-filled fracture creates a permeable channel through which the hydrocarbons can flow more freely, thereby increasing both production rates and the total amount of oil or natural gas recovered from the well.



New Proppant Developed in 2012

CARBOBOND® LITE®



CARBONRT®



CARBOHYDROPROP®



CARBOLITE®



CARBOECONOPROP®



CARBOPROP®



CARBOHSP®

1979 → 2012

Economic Conductivity

CARBO engineers perform Economic Conductivity analysis to determine a well's production for various amounts invested in proppant and stimulation treatments. The result is designed to optimize economic performance and return on investment.

Our Ceramic Proppant Value Proposition

Using CARBO's ceramic proppant versus a sand-based proppant, an operator can expect:

- 20%+ increase in production rates
- 20%+ increase in estimated ultimate recovery (EUR)
- High ROI and rapid payout on initial investment (weeks or a few months)


PROPPANT TYPES AND THEIR CONDUCTIVITY
HIGHEST PRODUCTION EUR, ROI
Engineered, Manufactured Product
High strength (minimizes crush)
Uniform size and shape
(maximizes frac porosity and permeability)
Thermal resistant
(durable, minimizes degradation)
Tier 1 – High Conductivity
CERAMIC
Medium strength
Irregular size and shape
Tier 2 – Medium Conductivity
RESIN-COATED SAND
Low strength
Irregular size and shape
Naturally Occurring Product
Tier 3 – Low Conductivity
SAND
HIGHEST CONDUCTIVITY

In tier 1 and tier 2, CARBO produces proppant of the highest quality that gives the highest conductivity in the reservoir.


STRENGTH
MARKET-DRIVEN PRODUCTS

CARBO PROPPANTS *continue to lead the industry through product development.*

In 2012, CARBO sold 1.7 billion pounds of proppant, compared to 1.6 billion pounds in 2011. During 2012, the most active resource plays were liquids-rich shale formations that employed horizontal drilling coupled with multi-stage fracturing and proppants to optimize economic production.

Superior products, effective marketing

CARBO's technical marketing campaign, which communicates the benefits of Economic Conductivity, effectively demonstrates the value of a premium quality product that measurably increases the client's return on investment. Although the operating environment was challenging, we continued to focus on what CARBO does best: making oil and natural gas wells produce better and achieve higher ultimate recovery rates.

A competitive advantage

The North American proppant market in 2012 was greatly impacted by competition in the form of an oversupply of lower quality Chinese ceramic proppant. The quality of the Chinese proppant varied greatly, and was generally inferior in terms of crush resistance and irregular size and shape.

CARBO's ceramic proppant provides its clients two important technical advantages over the Chinese intermediate density ceramic (IDC) proppant. First, our clients achieve superior conductivity due to the consistency of the high quality proppant we manufacture. Second, our clients benefit from using CARBO's lightweight ceramic proppant, which provides approximately 20 percent more proppant volume for every pound purchased. In other words, users of IDC proppant would have to purchase roughly 20 percent more IDC to achieve the same fracture volume compared to a well that uses CARBO's lightweight ceramic proppant. We refer to this as the Lightweight Advantage.

International growth

International sales volumes continued their positive trend, with sales in China leading our international growth year-over-year. Given the excess supply of Chinese ceramic proppant in the market today, the growth we are witnessing in China is a testament to the CARBO brand name as well as our history of product performance and quality.

CARBO*NRT* non-radioactive detectable proppant

CARBO has successfully demonstrated the value of CARBO*NRT*, a proppant incorporating a non-radioactive tracer, on five continents around the globe. The product was introduced to the market in 2011; in 2012 its sales volume tripled. CARBO*NRT* interest continues to grow as E&P operators choose to measure fracture height without the environmental concerns associated with radioactive material.

Enhanced proppant—an entirely new category

During 2012, CARBO developed an engineered porous proppant that can be infused with chemicals which help prevent problems that occur as the well produces. These special proppants are added to the primary proppant load when the reservoir is fractured. When liquid hydrocarbons flow through the well bore, suspended solids such as scale, paraffin and asphaltene can build up on the well casing, causing production problems. This new proppant platform can provide in situ remediation. The first commercial application of CARBO*ScaleGuard*™ is planned for 2013.

The next generation of ceramic proppant

CARBO has identified a new technique for the production of ceramic proppant that will redefine the boundaries of performance. Using this new technique, we will be able to produce a ceramic proppant with increased strength and conductivity compared to traditional ceramic proppants. We are now in the process of scaling production up to commercial quantities and preparing for a product introduction.

FRACPRO SOFTWARE: *Fracpro is the industry's most widely used fracture modeling software.*

Used by E&P firms, service companies, consultants and universities the world over, Fracpro is the de facto standard for fracture design and simulation.

Fracpro's power and versatility are important to our mission of increasing production of oil and natural gas wells. It can model almost limitless combinations of well configuration, proppant placement, conductivity improvements and fracture dimensions, in any type of reservoir. In addition to its thorough built-in libraries, Fracpro can capture data and be calibrated in real time, allowing users to customize models for their specific application.

Building on record sales in 2011, Fracpro sales increased more than 40 percent to set another record in 2012, and the client base continues to grow.



Fracpro Remote for the iPad

In 2012, we introduced Fracpro Remote, an application for the Apple® iPad®. As the name suggests, Fracpro Remote allows an iPad user to connect remotely to another computer's Fracpro program. Fracpro Remote enables complete sharing of the host computer's Fracpro files. Users in an office or remote location can view Fracpro data from the job site in real time. No other software package allows such complete sharing of valuable information.

Xchange offers exceptional value

Fracpro Xchange is a specialized version of the software designed for use in well-site fracture monitoring vans. It has enhanced plotting and graphing capabilities that enable it to calculate what is happening in the well bore and display the information on the array of video monitors used in the van.

Users can create a design file in the office, take it to the well site while the fracture is being done, and bring back the information and play it back in Fracpro. Having one program with the flexibility to run designs and real-time displays provides clients with a lower-cost solution.

Added versatility

Fracpro has been upgraded to provide greater real-time functionality for "plug and perf" and "ball drop" operations on horizontal wells with multiple fracture treatments.

International growth

Fracpro user activity was strong in Western Europe, Russia, Romania, Poland and Algeria. In China, growing interest in drilling in shale formations drove strong Fracpro sales. During 2012, a record number of Fracpro user schools were taught around the world in locations including Argentina, Austria, Canada, China, Germany, Italy and Mexico.


STRENGTH
INNOVATION THAT IMPROVES PERFORMANCE


THOUGHT LEADERSHIP THAT OPENS NEW POSSIBILITIES

STRATAGEN: *One distinction that has always set CARBO apart is the expertise and customer service of our engineering staff, which enables clients to get the most out of their reservoirs. In recent years, we have taken that to new levels.*

StrataGen is CARBO's independent consulting group. StrataGen is renowned for its specialized expertise in unconventional reservoirs and horizontal well stimulation, complementing CARBO's proppant and software businesses. In 2012, to delineate and broaden our services, we restructured the group into three components: office practice, field services, and Data and Neural Analysis® (DANA).

Improving production and controlling costs

Our office practice provides specialized knowledge to help clients improve their return on investment by lowering capital and operating costs and by improving production. During 2012, we built upon a strong track record of helping operators develop horizontal plays in the Bakken, Permian and Eagle Ford formations. We also worked with operators to determine proper stimulation practices for the Vaca Muerta formation in Argentina. The Vaca Muerta is widely considered to be one of the largest shale formations outside of North America, possibly matching the potential of the Barnett, Eagle Ford, Haynesville or Marcellus formations in the U.S. In addition, our office practice worked on key basins with offshore operators around the globe.

Representing clients' best interests

Field services range from fracture design and engineering to supervision and quality control. Our engineers bring critical experience to see that clients get the best job for their money by performing pre-stimulation evaluations of fluid and proppant selection; audits regarding equipment and materials; analysis of diagnostic fracture injection tests; detailed supervision of actual stimulation jobs, including fracturing fluids, additives and viscosity; pre- and post-treatment inventories; and post-stimulation evaluation. In 2012, we worked with numerous E&P companies in North America and select international locations.

Reservoir-specific, data-driven models

DANA is our analysis and modeling process that uses geology, reservoir, completion and fracture data to develop a model that explains production variation for wells in a field. StrataGen DANA projects have discovered best completion and stimulation practices; created holistic completion models; selected horizontal well placement; evaluated fracture spacing; performed prospect evaluation; and identified re-stimulation candidates.

Our WORX family of predictive models helps operators find the optimum balance between cost, efficiency and return on investment for their unconventional resource developments. BakkenWORX^{SM} and EFWORX^{SM} (for the Eagle Ford) allow operators to model different scenarios to determine the effects of various completion and fracture designs. In 2012, in response to the shift from natural gas to oil production, we expanded the functionality of the predictive EFWORX model for the oil window, which generally has lower pressure, and thinner pay zones. During the year, we also introduced NetWORX^{SM}, a predictive fracture model for brittle shale reservoirs.

Visible expertise

CARBO's thought leadership within the industry was demonstrated in 2012 with engineers from our proppant, StrataGen and Fracpro businesses publishing eleven peer-reviewed Society of Petroleum Engineers (SPE) papers. They also made presentations at dozens of conferences worldwide.

FALCON TECHNOLOGIES *is a leader in the area of spill prevention, control and countermeasures (SPCC) as mandated by the Environmental Protection Agency and many state regulatory agencies.*

Falcon Technologies utilizes a spray-on polymer coating that adheres to a variety of surfaces, providing a seamless, durable layer of protection. The Falcon Liner® is highly resistant to damage due to corrosion, common oilfield chemicals, vibration or weather, thus reducing the risk of leaks or other environmental issues. It provides unmatched protection in a broad range of applications. Our primary products are secondary containment systems, tank liners and tank bases.

In 2012, Falcon achieved 21 percent revenue growth, primarily due to increased sales of tank bases and secondary containment systems in important liquids-rich plays.


FALCON REVENUES
($ in millions)
$60
$50
$40
$30
$20
$10
2009
2010
2011
2012

CARBO acquired the Falcon business on October 2, 2009.

New product innovation

During the year, Falcon introduced two new products. Our location liner serves as an efficient protector of the ground soil during completion and fracturing operations. Our equipment pad protects against small spills and leaks from oilfield equipment. Both products can be easily transported and re-used on multiple locations.

Falcon also developed a pre-sprayed composite liner system for secondary containments. This system maximizes efficiency, lowers costs and reduces installation times.

Expansion opportunities

Falcon's growth included expansion into the Rocky Mountains and the establishment of operation centers in Colorado and Ohio. Falcon's nimble and scalable operations enable rapid expansion to pursue opportunities.

ENGINEERED TO PROTECT

Falcon's products significantly extend asset life, resulting in reduced maintenance and replacement costs. Falcon products are *Engineered to Protect* the environment and our clients' reputation and investment.



STRENGTH

SOLUTIONS THAT ARE ENGINEERED TO PROTECT


FALCON
TECHNOLOGIES
A CARBO Company


STRENGTH
ADAPTING TO CHANGING MARKETS

FACILITIES AND DISTRIBUTION: *With our extensive global distribution network, CARBO has the ability to serve any client, anywhere in the world.*

In 2012, however, changes in industry distribution patterns in North America presented a challenge.

A shift from natural gas to liquids-rich

Throughout the year, low natural gas prices caused the industry to continue its shift away from natural gas plays and toward liquids-rich plays. At the end of 2012, the U.S. natural gas rig count had declined 47 percent from the prior year. The oil rig count increased by 11 percent over the same time period, while the total rig count was down 12 percent.

New distribution facilities

Two of the most active oil plays were the Bakken formation of North Dakota, Montana and Canada, and the Eagle Ford formation of South Texas. CARBO proppant sales in those areas were strong, but infrastructure to adequately support industry activity was lacking.

CARBO responded with strategic investments to allow us to better serve clients in these areas, including expansion of a distribution facility in South Texas and new transloading facilities in the Bakken. Future Bakken plans include building a large distribution center.

Construction on other plants

Our sand processing plant in Marshfield, Wisconsin, became operational and began shipping our high quality, CARBO Northern White sand to our resin-coating facility in New Iberia, Louisiana. We elected to defer construction of our Marshfield resin-coating plant until market conditions improve. Work on the Millen, Georgia, ceramic manufacturing plant project continues, and we estimate the plant could commence production near the end of the first quarter of 2014.





STRONG RESULTS AND A SOLID PLAN

Through what has become a down cycle in the industry, CARBO was able to achieve record revenues and strong performance in 2012. In 34 years as an industry leader, we have seen better times and worse times. We have managed through the cycles while keeping a long-term vision.

With that vision, we are excited about the future. The investments we made in 2012 will help us continue to serve our clients well into the future. Our businesses performed as industry leaders and positioned themselves for further strong performance. The products we introduced show promise of great success and should continue to redefine the industry.

We will continue to build on the company's distinctive attributes that enable CARBO to perform with strength at the core.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File No. 001-15903

CARBO Ceramics Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	**72-1100013**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

575 North Dairy Ashford
Suite 300
Houston, Texas 77079
(Address of principal executive offices)
(281) 921-6400
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the Registrant, based upon the closing sale price of the Common Stock on June 30, 2012, as reported on the New York Stock Exchange, was approximately $1,516,456,041. Shares of Common Stock held by each director and executive officer and each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 21, 2013, the Registrant had 23,137,201 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for Registrant's Annual Meeting of Stockholders to be held May 21, 2013, are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Item 1. *Business*

General

CARBO Ceramics Inc. (the "Company") is the world's largest supplier of ceramic proppant and, during 2010, commenced the sale of resin-coated sand in order to broaden its proppant suite of products. The Company is the provider of the industry's most popular fracture simulation software, and a provider of fracture design and consulting services, and a broad range of technologies for spill prevention, containment and countermeasures. The Company sells the majority of its products and services to operators of oil and natural gas wells and to oilfield service companies to help increase the production rates and the amount of oil and natural gas ultimately recoverable from these wells. The Company's products and services are primarily used in the hydraulic fracturing of natural gas and oil wells. The Company was incorporated in 1987 in Delaware. As used herein, "Company", "we", "our" and "us" may refer to the Company and/or its consolidated subsidiaries.

Hydraulic fracturing is the most widely used method of increasing production from oil and natural gas wells. The hydraulic fracturing process consists of pumping fluids down a natural gas or oil well at pressures sufficient to create fractures in the hydrocarbon-bearing rock formation. A granular material, called proppant, is suspended and transported in the fluid and fills the fracture, "propping" it open once high-pressure pumping stops. The proppant-filled fracture creates a conductive channel through which the hydrocarbons can flow more freely from the formation to the well and then to the surface.

There are three primary types of proppant that can be utilized in the hydraulic fracturing process: sand, resin-coated sand and ceramic. Sand is the least expensive proppant, resin-coated sand is more expensive and ceramic proppant is typically the most expensive. The higher initial cost of ceramic proppant is justified by the fact that the use of these proppants in certain well conditions results in an increase in the production rate of oil and natural gas, an increase in the total oil or natural gas that can be recovered from the well and, consequently, an increase in cash flow for the operators of the well. The increased production rates are primarily attributable to the higher strength and more uniform size and shape of ceramic proppant versus alternative materials.

The Company primarily manufactures five distinct ceramic proppants. CARBO*HSP*® and CARBO*PROP*® are high strength proppants designed primarily for use in deep oil and gas wells. CARBO*HSP*® has the highest strength of any of the ceramic proppants manufactured by the Company and is used primarily in the fracturing of deep oil and gas wells. CARBO*PROP*® is slightly lower in weight and strength than CARBO*HSP*® and was developed for use in deep oil and gas wells that do not require the strength of CARBO*HSP*®.

CARBO*LITE*®, CARBO*ECONOPROP*® and CARBO*HYDROPROP*® are lightweight ceramic proppants. CARBO*LITE*® is used in medium depth oil and gas wells, where the additional strength of ceramic proppant may not be essential, but where higher production rates can be achieved due to the product's uniform size and spherical shape. CARBO*ECONOPROP*® was introduced to compete directly with sand-based proppant, and CARBO*HYDROPROP*® was introduced in late 2007 to improve performance in "slickwater" fracture treatments.

During 2010, the Company began production of resin-coated ceramic (CARBO*BOND*® LITE®) and resin-coated sand (CARBO*BOND*®*RCS*) proppants. The introduction of CARBO*BOND*®LITE® addresses a niche market in which oil and natural gas wells are subject to the risk of proppant flow-back. In the case of CARBO*BOND*®*RCS*, the Company made the strategic decision to offer a lower cost, lower conductivity alternative proppant, in addition to its ceramic proppant products thereby broadening its proppant suite of products.

In addition, the Company manufactures CARBO*NRT*®, a detectable proppant that utilizes a non-radioactive tracer material to assist operators in determining the locations of fractures in a natural gas or oil well. This tracer is incorporated into proppant granules during the manufacturing process, and can be added to any of the types of ceramic proppant that the Company makes.

During the year ended December 31, 2012, the Company generated approximately 77% of its revenues in the United States and 23% in international markets.

The Company also sells fracture simulation software and provides fracture design, engineering and consulting services to oil and natural gas companies worldwide through its wholly-owned subsidiary, StrataGen, Inc. The Company provides a suite of stimulation software solutions to the industry that have marked capabilities for on-site real-time analysis. This has enabled recognition and remediation of potential stimulation problems. This stimulation software is tightly integrated with reservoir simulators, thus allowing for stimulation treatment and production optimization. The Company's specialized engineering team consults and works with operators around the world to help optimize well placement, fracture treatment design and production stimulation. The broad range of expertise of the Company's consultants includes: fracture treatment design; completion engineering support; on-site treatment supervision, engineering and quality control; post-treatment evaluation and optimization; reservoir and fracture engineering studies; rock mechanics and software application and training.

Demand for most of the Company's products and services depends primarily upon the demand for natural gas and oil and on the number of natural gas and oil wells drilled, completed or re-completed worldwide. More specifically, the demand for the Company's products and services is dependent on the number of oil and natural gas wells that are hydraulically fractured to stimulate production.

The Company also provided a broad range of technologies and products for geotechnical monitoring through its wholly owned subsidiary Applied Geomechanics, Inc. ("AGI"). The AGI business was wound down, and the Company exited this business in late 2012.

Falcon Technologies and Services, Inc. ("Falcon Technologies"), a wholly-owned subsidiary of the Company, provides spill prevention, containment and countermeasure systems for the oil and gas industry. Falcon Technologies uses proprietary technology to provide products that are designed to enable its clients to extend the life of their storage assets, reduce the potential for hydrocarbon spills and provide containment of stored materials.

Competition

As the demand for resin-coated and ceramic proppant continues to be amplified by the large resource plays, the Company expects more entrants into the market for its products. One of the Company's worldwide proppant competitors is Saint-Gobain Proppants ("Saint-Gobain"). Saint-Gobain is a division of Compagnie de Saint-Gobain, a large French glass and materials company. Saint-Gobain manufactures a variety of ceramic proppants that it markets in competition with each of the Company's products. Saint-Gobain's primary manufacturing facility is located in Fort Smith, Arkansas. Saint-Gobain also manufactures ceramic proppant in China. Mineracao Curimbaba ("Curimbaba"), based in Brazil, is also a competitor and manufactures ceramic proppants that it markets in competition with some of the Company's products. Imerys, S.A., based in France ("Imeyrs"), has begun to manufacture ceramic proppant in the State of Georgia, and is also a competitor of the Company. In addition, Pyramax, LLC is constructing a ceramic proppant plant in the State of Georgia, and may become a competitor of the Company once the plant is completed.

There are two major manufacturers of ceramic proppant in Russia. Borovichi Refractory Plant ("Borovichi") located in Borovichi, Russia, and FORES Refractory Plant ("FORES") located in Ekaterinburg, Russia. Although the Company has limited information about Borovichi and FORES, the Company believes that Borovichi primarily manufactures intermediate strength ceramic proppants and markets its products principally within Russia, and that FORES manufactures intermediate strength and lightweight ceramic proppant lines and markets its products both inside and outside of Russia. The Company further believes that these companies have added manufacturing capacity in recent years and now provide a majority of the ceramic proppant used in Russia. The

Company is also aware of an increasing number of manufacturers in China. Most of these companies produce intermediate strength ceramic proppants that are marketed both inside and outside of China. Chinese proppant imports into the United States increased beginning in 2011.

Competition for CARBO*HSP*® and CARBO*PROP*® principally includes ceramic proppant manufactured by Saint-Gobain, Curimbaba and various producers located in China. The Company's CARBO*LITE*®, CARBO*ECONOPROP*® and CARBO*HYDROPROP*® products compete primarily with ceramic proppant produced by Saint-Gobain, Curimbaba and Imerys and with sand-based proppant for use in the hydraulic fracturing of medium depth natural gas and oil wells. The leading suppliers of mined sand are Unimin Corp., U.S. Silica Company, Badger Mining Corp., Fairmount Minerals Limited, Inc., and Ogelbay-Norton Company. The leading suppliers of resin-coated sand are Momentive Specialty Chemicals (formerly known as Hexion) and Santrol, a subsidiary of Fairmount Minerals.

The Company believes that the most significant factors that influence a customer's decision to purchase the Company's ceramic proppant are (i) price/performance ratio, (ii) on-time delivery performance, (iii) technical support and (iv) proppant availability. The Company believes that its products are competitively priced and that its delivery performance is good. The Company also believes that its superior technical support has enabled it to persuade customers to use ceramic proppant in an increasingly broad range of applications and thus increased the overall market for the Company's products. Over the past five years, the Company has increased its manufacturing and resin-coating capacity by nearly 60% and plans to continue its strategy of adding capacity, as needed, to meet anticipated future increases in sales demand.

Product Development

The Company continually conducts testing and development activities with respect to alternative raw materials to be used in the Company's existing and alternative production methods. More specifically, the Company has developed a new ceramic proppant with increased strength and conductivity when compared to its traditional products. This new product is intended for use in ultra-high stress wells. The Company is currently scaling up its research and development pilot plant for commercial production, and plans to introduce this product before the end of 2013. Accordingly, quantities of this new product are expected to be limited during 2013. The Company continues to evaluate ways in which the technology utilized in this new product development may be applicable to its other product offerings. For information regarding the Company's research and development expenditures see Note 1 to the "Notes to Consolidated Financial Statements."

The Company is actively involved in the development of alternative products for use as proppant in the hydraulic fracturing process and is aware of others engaged in similar development activities. The Company believes that while there are potential specialty applications for these products, they will not significantly impact the use of ceramic proppants. The Company believes that the "know-how" and trade secrets necessary to efficiently manufacture a product of consistently high quality are difficult barriers to entry to overcome.

Customers and Marketing

The Company's largest customers are participants in the petroleum pressure pumping industry. Specifically, Halliburton Energy Services, Inc. and Schlumberger Limited each accounted for more than 10% of the Company's 2012 and 2011 revenues. However, the end users of the Company's products are the operators of natural gas and oil wells that hire the pressure pumping service companies to hydraulically fracture wells. The Company works both with the pressure pumping service companies and with the operators of natural gas and oil wells to present the technical and economic advantages of using ceramic proppant. The Company generally supplies its customers with products on a just-in-time basis, as specified in individual purchase orders. Continuing sales of product depend on the Company's direct customers and the well operators being satisfied with product quality, availability and delivery performance. The Company provides its software simulation products and consulting services directly to owners and/or operators of oil and gas wells and service companies.

The Company recognizes the importance of a technical marketing program in demonstrating long-term economic advantages when selling products and services that offer financial benefits over time. The Company has a broad technical sales force to advise end users on the benefits of using ceramic proppant, resin-coated sand and performing fracture simulation and consultation services.

Although the Company's initial products were originally intended for use in deep wells that require high-strength proppant, the Company believes that there is economic benefit to well operators of using ceramic proppant in shallower wells that do not necessarily require a high-strength proppant. The Company believes that its new product introductions and education-based technical marketing efforts have allowed it to capture sales in recent years and will continue to do so in the future.

The Company provides a variety of technical support services and has developed computer software that models the return on investment achievable by using the Company's ceramic proppant versus alternatives in the hydraulic fracturing of a natural gas or oil well. In addition to the increased technical marketing effort, the Company from time to time engages in field trials to demonstrate the economic benefits of its products and validate the findings of its computer simulations. Periodically, the Company provides proppant to production companies for field trials, on a discounted basis, in exchange for a production company's agreement to provide production data for direct comparison of the results of fracturing with ceramic proppant as compared to alternative proppants.

The Company's international marketing efforts are conducted primarily through its sales offices in Dubai, United Arab Emirates; Aberdeen, Scotland; Beijing, China; and Moscow, Russia, and through commissioned sales agents located in South America. The Company's products and services are used worldwide by U.S. customers operating domestically and abroad, and by foreign customers. Sales outside the United States accounted for 23%, 21% and 23% of the Company's sales for 2012, 2011 and 2010, respectively. The distribution of the Company's international and domestic revenues is shown below, based upon the region in which the customer used the products and services:

	For the years ended December 31,		
	2012	**2011**	**2010**
		($ in millions)	
Location			
United States	$500.1	$495.8	$365.4
International	145.4	129.9	107.7
Total	$645.5	$625.7	$473.1

Production Capacity

The Company believes that constructing adequate capacity ahead of demand while incorporating new technology to reduce manufacturing costs are important competitive strategies to increase its overall share of the market for proppant.

Between 2006 and 2011, the Company, in successive phases, completed construction of four production lines at its manufacturing facility in Toomsboro, Georgia. The stated annual production capacity at this facility is 1.0 billion pounds per year.

During 2010, the Company began production from a resin-coating plant that was built within the existing manufacturing infrastructure of its New Iberia, Louisiana facility. The resin-coating plant is utilized to coat both ceramic proppant manufactured at other Company locations and raw frac sand. A second resin-coating production line at the facility was completed in 2012. The facility also functions as a distribution center.

During 2012, the Company began to utilize its own CARBO Northern White sand in its sand processing facility in Marshfield, Wisconsin. This facility supplies sand to the resin-coating facility in New Iberia.

The following table sets forth the current stated capacity of each of the Company's existing manufacturing and resin-coating facilities:

Location	Annual Capacity
	(millions of pounds)
Eufaula, Alabama	275
McIntyre, Georgia	275
Toomsboro, Georgia	1,000
Luoyang, China	100
Kopeysk, Russia	100
Total manufacturing capacity	1,750
New Iberia, Louisiana – resin-coating	400 *
Total current capacity	2,150

* Processing activities at the New Iberia facility involve resin-coating of previously manufactured ceramic proppant substrate and raw frac sand.

In 2011, the Company completed the acquisition of real estate to construct a ceramic proppant plant in the Millen, Georgia area. The Company is moving forward with initial site preparation and construction of the first 250 million pound line and anticipates the Millen plant could commence operation near the end of the first quarter of 2014. Engineering and procurement activities commenced for a 600 million pound per year resin-coating plant in Marshfield, Wisconsin but the Company has deferred construction at this time. The Company will consider resuming construction activities on this resin-coating plant when warranted by market conditions. Additionally, the Company is currently scaling up its research and development pilot plant for commercial production of the new ceramic proppant product that it plans to introduce before the end of 2013. The construction of additional manufacturing capacity beyond these new facilities will be dependent on the expected future demand for the Company's products and the ability to obtain necessary environmental permits.

The Company generally supplies its domestic pumping service customers with products on a just-in-time basis and operates without any material backlog.

Long-Lived Assets By Geographic Area

Long-lived assets, consisting of net property, plant and equipment, goodwill, intangibles, and other long-term assets as of December 31 in the United States and other countries are as follows:

	2012	2011	2010
		($ in millions)	
Long-lived assets:			
United States	$422.3	$397.5	$315.5
International (primarily China and Russia)	36.7	40.8	46.4
Total	$459.0	$438.3	$361.9

Distribution

The Company maintains finished goods inventories at each of its manufacturing facilities and at remote stocking facilities. The North American remote stocking facilities consist of bulk storage silos with truck trailer loading facilities, as well as rail yards for direct transloading from rail car to tank trucks. International remote stocking sites are duty-free warehouses operated by independent owners. North American sites are typically supplied by rail, and international sites are typically supplied by container ship. In total, the Company leases approximately 2,100 rail cars for use in the distribution of its products and expects to add approximately 250 more railcars by the end of 2013. The price of the Company's products sold for delivery in the lower 48 United States and Canada typically includes just-in-time delivery of proppant to the operator's well site, which eliminates the need for customers to maintain an inventory of ceramic proppant. The Company expands its distribution network as needed, including rail car additions as well as increasing finished goods storage capacity at stocking locations. During the fourth quarter of 2012, the Company completed an expansion of its distribution facility in South Texas and is targeting completion of an additional distribution center in the Bakken region in the second half of 2013.

Raw Materials

Ceramic proppant is made from alumina-bearing ores (commonly referred to as clay, bauxite, bauxitic clay or kaolin, depending on the alumina content) that are readily available on the world market. Bauxite is largely used in the production of aluminum metal, refractory material and abrasives. The main known deposits of alumina-bearing ores in the United States are in Arkansas, Alabama and Georgia; other economically mineable known deposits are located in Australia, Brazil, China, Gabon, Guyana, India, Jamaica, Russia and Surinam.

For the production of CARBO*HSP*® and CARBO*PROP*® in the United States the Company uses bauxite, and has historically purchased its annual requirements at the seller's current prices. The Company believes that its ability to purchase bauxite on the open market and current bauxite inventories will sufficiently provide for its bauxite needs in the United States during 2013.

The Company's Eufaula, McIntyre and Toomsboro facilities primarily use locally mined kaolin for the production of CARBO*LITE*®, CARBO*ECONOPROP*® *and CARBOHYDROPROP*®. The Millen facility, currently under construction, will also use locally mined kaolin in its productions processes. The Company has entered into bi-lateral contracts that require a supplier to sell to the Company, and the Company to purchase from the supplier, at least fifty percent of the Eufaula facility's and Millen facility's annual kaolin requirements. The Eufaula contract runs through 2017, with options to extend this agreement for additional three year terms. The Millen contract will begin upon the date in which the plant commences operations and extend for an initial period of five years, with options to extend the agreement for an additional five years. The Company has obtained ownership rights in acreage in Wilkinson County, Georgia, which contains in excess of a fifteen year supply of kaolin for its Georgia facilities at current production rates. The Company has entered into a long-term agreement with a third party to mine and transport this material at a fixed price subject to annual adjustment. The agreement requires the Company to utilize the third party to mine and transport a majority of the McIntyre facility's annual kaolin requirement.

The Company's production facility in Luoyang, China, uses both kaolin and bauxite for the production of CARBO*PROP*® and CARBO*LITE*®. Certain of these materials are purchased under a long-term contract that stipulates fixed prices subject to periodic adjustment and provides for minimum purchase requirements.

The Company's production facility in Kopeysk, Russia currently uses bauxite for the production of CARBO*PROP*®. Bauxite is purchased under annual agreements that stipulate fixed prices for up to a specified quantity of material.

The Company continues to explore options for the purchase of high quality raw materials for its resin-coated sand business. In 2011, the Company secured a five-year contract with a supplier and consummated the purchase of two parcels of property containing sand reserves. During 2012, the Company began to utilize its own CARBO Northern White sand in its sand processing facility in Marshfield, Wisconsin, which supplies the Company's resin-coating facility in New Iberia, Louisiana.

Ceramic Production Process

Ceramic proppants are made by grinding or dispersing ore to a fine powder, combining the powder into small pellets and firing the pellets in a rotary kiln. The Company uses two different methods to produce ceramic proppant. The Company's plants in McIntyre, Georgia; Kopeysk, Russia and Luoyang, China use a dry process, which utilizes clay, bauxite, bauxitic clay or kaolin. The raw material is ground, pelletized and screened. The manufacturing process is completed by firing the product in a rotary kiln.

The Company's plants in Eufaula, Alabama and Toomsboro, Georgia, use a wet process, which starts with kaolin that is formed into slurry. The slurry is then pelletized in a dryer and the pellets are then fired in a rotary kiln.

The Company's rotary kilns are primarily heated by the use of natural gas.

Patent Protection and Intellectual Property

The Company makes ceramic proppant and ceramic media used in foundry and scouring processes (the latter two items comprising a minimal volume of overall sales) by processes and techniques that involve a high degree of proprietary technology, some of which is protected by patents.

The Company owns multiple patents in the United States and various foreign countries that relate to different types of ceramic proppant and production methods used for ceramic proppant and media; however, production of products pursuant to these patents does not currently constitute a material portion of the Company's output. The Company also owns multiple U.S. and foreign patents that relate to methods for the detection of subterranean fractures.

The Company owns multiple U.S. patent applications (together with a number of counterpart applications pending in foreign jurisdictions). Each of the U.S. patent applications cover ceramic proppant, processes for making ceramic proppant, and detection of subterranean fractures. The applications are in various stages of the patent prosecution process, and patents may not issue on such applications in any jurisdiction for some time, if they issue at all.

The Company believes that its patents have historically been important in enabling the Company to compete in the market to supply proppant to the natural gas and oil industry. The Company intends to enforce, and has in the past vigorously enforced, its patents. The Company may from time to time in the future be involved in litigation to determine the enforceability, scope and validity of its patent rights. In addition to patent rights, and perhaps more notably, the Company uses a significant amount of trade secrets, or "know-how," and other proprietary information and technology in the conduct of its business. None of this "know-how" and technology is licensed from third parties.

Falcon Technologies owns two U.S. patents, which expire in 2026 and 2027 and relate to construction of secondary containment areas, and multiple U.S patent applications (together with a number of counterpart applications pending in foreign jurisdictions), each of which relates to tank bases, anchoring systems, or methods of constructing secondary containment areas.

Environmental and Other Governmental Regulations

The Company believes that its operations are in substantial compliance with applicable domestic and foreign federal, state and local environmental and safety laws and regulations.

Existing federal Environmental requirements such as the Clean Air Act and the Clean Water Act, as amended, impose certain restrictions on air and water pollutants from the Company's operations via permits and regulations. Those pollutants include volatile organic compounds, nitrogen oxides, sulfur dioxide, particulate matter, storm water and wastewater discharges and other by-products. In addition to meeting environmental requirements for existing operations, the Company must also demonstrate compliance with environmental regulations in order to obtain permits prior to any future expansion. The United States Environmental Protection

Agency ("EPA") and state programs require covered facilities to obtain individual permits or have coverage under an EPA general permit issued to groups of facilities. A number of federal and state agencies, including but not limited to, the EPA, the Texas Commission of Environmental Quality, the Louisiana Department of Environmental Quality, the Alabama Department of Environmental Management, the Wisconsin Department of Natural Resources, and the Georgia Environmental Protection Division, in states in which we do business, have environmental regulations applicable to our operations. Historically we have been able to obtain permits, where necessary, to build new facilities and modify existing facilities that allow us to continue compliant operations and obtaining these permits in a timely manner will continue to be an important factor in the Company's ability to do so in the future.

Employees

As of December 31, 2012, the Company had 992 employees worldwide. In addition to the services of its employees, the Company employs the services of consultants as required. The Company's employees are not represented by labor unions. There have been no work stoppages or strikes during the last three years that have resulted in the loss of production or production delays. The Company believes its relations with its employees are satisfactory.

Executive Officers of the Registrant

Gary A. Kolstad (age 54) was elected in June 2006, by the Company's Board of Directors to serve as President and Chief Executive Officer and a Director of the Company. Mr. Kolstad previously served in a variety of positions over 21 years with Schlumberger, Ltd. Mr. Kolstad became a Vice President of Schlumberger, Ltd. in 2001, where he last held the positions of Vice President, Oilfield Services – U.S. Onshore and Vice President, Global Accounts.

Ernesto Bautista III (age 41) joined the Company as a Vice President and Chief Financial Officer in January 2009. From July 2006 until joining the Company, Mr. Bautista served as Vice President and Chief Financial Officer of W-H Energy Services, Inc., a Houston, Texas based diversified oilfield services company ("W-H Energy"). From July 2000 to July 2006, he served as Vice President and Corporate Controller of W-H Energy. From September 1994 to May 2000, Mr. Bautista served in various positions at Arthur Andersen LLP, most recently as a manager in the assurance practice, specializing in emerging, high growth companies. Mr. Bautista is a certified public accountant in the State of Texas.

Mark L. Edmunds (age 57) has been the Vice President, Operations since April 2002. From 2000 until joining the Company, Mr. Edmunds served as Business Unit Manager and Plant Manager for FMC Corporation. Prior to 2000, Mr. Edmunds served Union Carbide Corporation and The Dow Chemical Company in a variety of management positions, including Director of Operations, Director of Internal Consulting and Manufacturing Operations Manager.

Don P. Conkle (age 48) was appointed Vice President, Marketing and Sales in October 2012. Mr. Conkle previously held a variety of domestic and international managerial positions in engineering, marketing and sales, and technology development over a 26 year period with Schlumberger, Ltd. He served in the positions of Vice President of Stimulation Services from 2007 until 2009, as GeoMarket Manager (Qatar & Yemen) from 2009 until 2011 and as Production Group Marketing and Technology Director from 2011 until he joined the Company.

R. Sean Elliott (age 38) joined the Company in November 2007 as General Counsel, and was appointed as Corporate Secretary and Chief Compliance Officer in January 2008 and as a Vice President of the Company in May 2011. Previously, Mr. Elliott served as legal counsel to Aviall, Inc. (an international aviation company) from 2004 to 2007, where he last held the positions of Assistant General Counsel and Assistant Secretary. From 1999 until 2004, Mr. Elliott practiced law with Haynes and Boone, LLP, a Dallas, Texas-based law firm.

All officers are elected for one-year terms or until their successors are duly elected. There are no arrangements between any officer and any other person pursuant to which he was selected as an officer. There is no family relationship between any of the named executive officers or between any of them and the Company's directors.

Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 10-K, the Company's Annual Report to Shareholders, any Form 10-Q or any Form 8-K of the Company or any other written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. The words "believe", "expect", "anticipate", "project", "estimate", "forecast", "plan" or "intend" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, each of which speaks only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company's forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. All of the Company's forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially from the results expected. Although it is not possible to identify all factors, these risks and uncertainties include the risk factors discussed below.

The Company's results of operations could be adversely affected if its business assumptions do not prove to be accurate or if adverse changes occur in the Company's business environment, including but not limited to:

- a potential decline in the demand for oil and natural gas;
- potential declines or increased volatility in oil and natural gas prices that would adversely affect our customers, the energy industry or our production costs;
- potential reductions in spending on exploration and development drilling in the oil and natural gas industry that would reduce demand for our products and services;
- an increase in competition in the proppant market;
- logistical and distribution challenges relating to certain resource plays that do not have the type of infrastructure systems that are needed to efficiently support oilfield services activities;
- the development of alternative stimulation techniques, such as extraction of oil or gas without fracturing;
- increased governmental regulation of hydraulic fracturing;
- increased regulation of emissions from our manufacturing facilities;
- the development of alternative proppants for use in hydraulic fracturing;
- general global economic and business conditions;
- an increase in raw materials costs;
- fluctuations in foreign currency exchange rates; and
- the potential expropriation of assets by foreign governments.

The Company's results of operations could also be adversely affected as a result of worldwide economic, political and military events, including, but not limited to, war, terrorist activity or initiatives by the Organization of the Petroleum Exporting Countries ("OPEC"). For further information, see "Item 1A. Risk Factors."

Available Information

The Company's annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") are made available free of charge on the Company's internet website at http://www.carboceramics.com as soon as reasonably practicable after such material is filed with, or furnished to, the Securities and Exchange Commission ("SEC").

The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, at http://www.sec.gov.

Item 1A. *Risk Factors*

You should consider carefully the trends, risks and uncertainties described below and other information in this Form 10-K and subsequent reports filed with the SEC before making any investment decision with respect to our securities. If any of the following trends, risks or uncertainties actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of our securities could decline, and you could lose all or part of your investment.

Our business and financial performance depend on the level of activity in the natural gas and oil industries.

Our operations are materially dependent upon the levels of activity in natural gas and oil exploration, development and production. More specifically, the demand for our products is closely related to the number of natural gas and oil wells completed in geologic formations where ceramic or resin-coated sand proppants are used in fracture treatments. These activity levels are affected by both short-term and long-term trends in natural gas and oil prices. In recent years, natural gas and oil prices and, therefore, the level of exploration, development and production activity, have experienced significant fluctuations. Worldwide economic, political and military events, including war, terrorist activity, events in the Middle East and initiatives by OPEC, have contributed, and are likely to continue to contribute, to price volatility. Additionally, warmer than normal winters in North America and other weather patterns may adversely impact the short-term demand for natural gas and, therefore, demand for our products and services. Natural gas prices experienced a significant decline during the second half of 2011 and continued throughout 2012, which resulted in a decline in the United States drilling rig count during 2012. A prolonged reduction in natural gas and oil prices would generally depress the level of natural gas and oil exploration, development, production and well completions activity and result in a corresponding decline in the demand for our products. Such a decline could have a material adverse effect on our results of operations and financial condition.

Our business and financial performance could suffer if the levels of hydraulic fracturing decrease or cease as a result of the development of new processes, increased regulation or a decrease in horizontal drilling activity.

Substantially all of our products are proppants used in the completion and re-completion of natural gas and oil wells through the process of hydraulic fracturing. In addition, demand for our proppants is substantially higher in the case of horizontally drilled wells, which allow for multiple hydraulic fractures within the same well bore but are more expensive to develop than vertically drilled wells. A reduction in horizontal drilling or the development of new processes for the completion of natural gas and oil wells leading to a reduction in, or discontinuation of the use of, hydraulic fracturing could cause a decline in demand for our products. Additionally, increased regulation or environmental restrictions on hydraulic fracturing or the materials used in this process could negatively affect our business by increasing the costs of compliance or resulting in operational delays, which could cause operators to abandon the process due to commercial impracticability. Moreover, it is possible that future federal, state or foreign laws or regulations could otherwise limit or ban hydraulic fracturing. Any of these events could have a material adverse effect on our results of operations and financial condition.

We face distribution and logistical challenges in our business

As oil and natural gas prices fluctuate, our customers may shift their focus back and forth between different resource plays, some of which can be located in geographic areas that do not have well-developed transportation and distribution infrastructure systems. Transportation and logistical operating expenses continue to comprise a significant portion of our total delivered cost of sales. Therefore, serving our clients in these less-developed areas presents distribution and other operational challenges that affect our sales and negatively impact our operating costs. Disruptions in transportation services, including shortages of rail cars or a lack of rail transportation services or developed infrastructure, could affect our ability to timely and cost effectively deliver to our customers and could provide a competitive advantage to competitors located in closer proximity to customers. Additionally, increases in the price of diesel fuel could negatively impact operating costs if we are unable to pass those increased costs along to our customers. While we made several distribution and infrastructure investments during 2012, we continue to work on long-term solutions to the changing distribution environment. Failure to find long-term solutions to these logistical challenges could adversely affect our ability to respond quickly to the needs of our customers or result in additional increased costs, and thus could negatively impact our results of operations and financial condition.

We operate in an increasingly competitive market.

The proppant market is highly competitive and no one supplier is dominant. We compete with other domestic and international suppliers of ceramic proppant, as well as with suppliers of sand and resin-coated sand for use as proppant, in the hydraulic fracturing of natural gas and oil wells. The expiration of key patents owned by the Company has resulted in additional competition in the market for ceramic proppant. The entry of additional competitors into the market to supply ceramic proppant could have a material adverse effect on our results of operations and financial condition.

We may be adversely affected by decreased demand for our proppant or the development by our competitors of effective alternative proppants.

Ceramic proppant is a premium product capable of withstanding higher pressure and providing more highly conductive fractures than mined sand, which is the most commonly used proppant type. Although we believe that the use of ceramic proppant or resin-coated sand generates higher production rates and more favorable production economics than mined sand, a significant shift in demand from ceramic proppant or resin-coated sand to mined sand could have a material adverse effect on our results of operations and financial condition. The development and use of effective alternative proppant could also cause a decline in demand for our products, and could have a material adverse effect on our results of operations and financial condition.

We rely upon, and receive a significant percentage of our revenues from, a limited number of key customers.

During 2012, our key customers included several of the largest participants in the worldwide petroleum pressure pumping industry. Although the end users of our products are numerous operators of natural gas and oil wells that hire pressure pumping service companies to hydraulically fracture wells, two customers accounted collectively for approximately 49% of our 2012 revenues. We generally supply our domestic pumping service customers with products on a just-in-time basis, with transactions governed by individual purchase orders. Continuing sales of product depend on our direct customers and the end user well operators being satisfied with product quality, availability and delivery performance. Although we believe our relations with our customers and the major well operators are satisfactory, a material decline in the level of sales to any one of our major customers due to unsatisfactory product performance, delivery delays or any other reason could have a material adverse effect on our results of operations and financial condition.

The operations of our customers are subject to a number of operational risks and interruptions and seasonal variations, including inclement weather.

As hydraulic fracturing jobs have increased in size and intensity, common issues such as weather, equipment delays or changes in the location and types of oil and natural gas plays can result in increased variability in proppant sales volumes. Our business operations and those of our customers involve a high degree of operational risk. Natural disasters, adverse weather conditions, collisions and operator error could cause personal injury or loss of life, severe damage to and destruction of property, equipment and the environment, and suspension of operations. Our customers perform work that is subject to unexpected or arbitrary interruption or termination. The occurrence of any of these events could result in work stoppage, loss of revenue, casualty loss, increased costs and significant liability to third parties. We have not historically considered seasonality to be a significant risk, but with the increase in resource plays in the northern and eastern United States as well as our operations in Marshfield, Wisconsin, our results of operations are exposed to seasonal variations and inclement weather. Operations in these regions involve more seasonal risk in the winter months, and work is hindered during other inclement weather events. The ability of our customers to complete work, as well as our ability to mine sand from cold climate areas, could be affected during the winter months. Our revenue and profitability could decrease during these periods and in other severe weather conditions because work is either prevented or more costly to complete. If a substantial amount of production is interrupted, our cash flow and, in turn, our results of operations could be materially and adversely affected.

A significant portion of our ceramic proppant is manufactured at one of our plants. Any adverse developments at that plant could have a material adverse effect on our financial condition and results of operations.

Our Toomsboro, Georgia plant represents approximately 47% of our total annual capacity at our existing manufacturing facilities. Any adverse developments at this plant, including a material disruption in production, an inability to supply the plant with raw materials at a competitive cost, or adverse developments due to catastrophic events, could have a material adverse effect on our financial condition and results of operations.

We provide environmental warranties on certain of our containment and spill prevention products.

Falcon Technologies' tank liners, secondary containments and related products and services are designed to contain or avoid spills of hydrocarbons and other materials. If a release of these materials occurs, it could be harmful to the environment. Although we attempt to negotiate appropriate limitations of liability in the applicable terms of sale, some customers have required expanded warranties, indemnifications or other terms that could hold Falcon Technologies responsible in the event of a spill or release under particular circumstances. If Falcon Technologies is held responsible for a spill or release of materials from one of its customer's facilities, it could have a material adverse effect on our results of operations and financial condition.

We rely upon intellectual property to protect our proprietary rights. Failure to protect our intellectual property rights may affect our competitive position, and protecting our rights or defending against third-party allegations of infringement may be costly.

The Company uses a significant amount of trade secrets, or "know-how," and other proprietary information and technology in the conduct of its business. In some cases, we rely on trade secrets, trademarks or contractual restrictions to protect intellectual property rights that are not patented. The steps we take to protect the non-patented intellectual property may not be sufficient to protect it and any loss or diminishment of such intellectual property rights could negatively impact our competitive advantage. Additionally, it is possible our competitors could independently develop the same or similar technologies that are only protected by trade secret and thus do not prevent third parties from competing with us. Furthermore, even protected intellectual property rights can be infringed upon by third parties. Monitoring unauthorized use of Company intellectual property can be difficult and expensive, and adequate remedies may not be available.

Although the Company does not believe that it is infringing upon the intellectual property rights of others by using such proprietary information and technology, it is possible that such a claim will be asserted against the Company in the future. In the event any third party makes a claim against us for infringement of patents or other intellectual property rights of a third party, such claims, with or without merit, could be time-consuming and result in costly litigation. In addition, the Company could experience loss or cancellation of customer orders, experience product shipment delays, or be subject to significant liabilities to third parties. If our products or services were found to infringe on a third party's proprietary rights, the Company could be required to enter into royalty or licensing agreements to continue selling its products or services. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all, which could seriously harm our business. Involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and expertise could have a material adverse effect on the Company's business.

Significant increases in fuel prices for any extended periods of time will increase our operating expenses.

The price and supply of natural gas are unpredictable, and can fluctuate significantly based on international, political and economic circumstances, as well as other events outside of our control, such as changes in supply and demand due to weather conditions, actions by OPEC and other oil and gas producers, regional production patterns and environmental concerns. Natural gas is a significant component of our direct manufacturing costs and price escalations will likely increase our operating expenses and can have a negative impact on income from operations and cash flows. We operate in a competitive marketplace and may not be able to pass through all of the increased costs that could result from an increase in the cost of natural gas.

Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

We are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges and waste management. The technical requirements of complying with these environmental laws and regulations are becoming increasingly expensive and complex, and may affect the Company's ability to expand its operations. Our ability to continue the expansion of our manufacturing capacity to meet market demand is contingent upon obtaining required environmental permits and compliance with their terms, which continue to be more restrictive and require longer lead times to obtain in anticipation of any efforts to expand and increase capacity. We incur, and expect to continue to incur, capital and operating costs to comply with environmental laws and regulations.

In addition, we use some hazardous substances and generate certain industrial wastes in our operations. Many of our current and former properties are or have been used for industrial purposes. Accordingly, we could become subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. These laws also may provide for "strict liability" for damages to natural resources or threats to public health and safety. Strict liability can render a party liable for environmental damage without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.

Stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could restrict our expansion efforts, require us to incur costs, or become the basis of new or increased liabilities. Any of these events could reduce our earnings and our cash available for operations.

Our international operations subject us to risks inherent in doing business on an international level that could adversely impact our results of operations.

International revenues accounted for approximately 23%, 21% and 23% of our total revenues in 2012, 2011 and 2010, respectively. We may not succeed in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include, among others, the following:

- economic and political instability (including as a result of the threat or occurrence of armed international conflict or terrorist attacks);
- changes in regulatory requirements, tariffs, customs, duties and other trade barriers;
- transportation delays and costs;
- power supply shortages and shutdowns;
- difficulties in staffing and managing foreign operations and other labor problems;
- currency rate fluctuations, convertibility and repatriation;
- taxation of our earnings and the earnings of our personnel;
- potential expropriation of assets by foreign governments; and
- other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

In particular, we are subject to risks associated with our production facilities in Luoyang, China, and Kopeysk, Russia. The legal systems in both China and Russia are still developing and are subject to change. Accordingly, our operations and orders for products in both countries could be adversely impacted by changes to or interpretation of each country's law. Further, if manufacturing in either region is disrupted, our overall capacity could be significantly reduced and sales and/or profitability could be negatively impacted.

The manufacture of resin-coated sand is a new process for us.

Resin-coated sand is an alternative to the Company's traditional ceramic proppant and involves a different manufacturing process that utilizes a different raw material. The expansion of our resin-coated sand operations is driven by market demand and involves capital expenditures and new operational requirements. If we are unable to secure adequate, cost effective supply commitments for the raw materials associated with resin-coated sand or if we are unable to timely and cost effectively construct additional manufacturing capacity and infrastructure to produce resin-coated sand, our ability to sell this product to the marketplace at profitable margins may be adversely impacted. A lack of sales of resin-coated sand or the inability to control the costs associated with manufacturing this product could have a material adverse effect on our results from operations and financial condition.

Undetected defects in our fracture simulation software could adversely affect our business.

Despite extensive testing, our software could contain defects, bugs or performance problems. If any of these problems are not detected, the Company could be required to incur extensive development costs or costs related to product recalls or replacements. The existence of any defects, errors or failures in our software products may subject us to liability for damages, delay the development or release of new products and adversely affect market acceptance or perception of our software products or related services, any one of which could materially and adversely affect the Company's business, results of operations and financial condition.

The market price of our common stock will fluctuate, and could fluctuate significantly.

The market price of the Company's common stock will fluctuate, and could fluctuate significantly, in response to various factors and events, including the following:

- the liquidity of the market for our common stock;
- differences between our actual financial or operating results and those expected by investors and analysts;
- changes in analysts' recommendations or projections;
- new statutes or regulations or changes in interpretations of existing statutes and regulations affecting our business;
- changes in general economic or market conditions; and
- broad market fluctuations.

Our actual results could differ materially from results anticipated in forward-looking statements we make.

Some of the statements included or incorporated by reference in this Form 10-K are forward-looking statements. These forward-looking statements include statements relating to trends in the natural gas and oil industries, the demand for ceramic proppant and our performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this Form 10-K. In addition, we have made and may continue to make forward-looking statements in other filings with the SEC, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its officers. Our actual results could differ materially from those anticipated in these forward-looking statements. (See "Business–Forward-Looking Information.")

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

The Company maintains its corporate headquarters in leased office space in Houston and also leases space for its technology center in Houston. The Company owns its manufacturing facilities, land and substantially all of the related production equipment in New Iberia, Louisiana, Eufaula, Alabama, and Kopeysk, Russia and leases its McIntyre and Toomsboro, Georgia, facilities. The Company owns the buildings and production equipment at its facility in Luoyang, China, and has been granted use of the land on which the facility is located through 2051 under the terms of a land use agreement with the People's Republic of China.

The facilities in McIntyre and Toomsboro, Georgia, include real property, plant and equipment that are leased by the Company from the Development Authority of Wilkinson County. The original lease was executed in 1997 and was last amended in 2008. The term of the current lease, which covers both locations, terminates on November 1, 2013, subject to the Company's ability to renew the lease through November 2022. Under the terms of the lease, the Company is responsible for all costs incurred in connection with the premises, including costs of construction of the plant and equipment. At the termination of the lease, title to all of the real property, plant and equipment is to be conveyed to the Company in exchange for nominal consideration. The Company has the right to purchase the property, plant and equipment at any time during the term of the lease for a nominal price.

In 2011, the Company purchased land in Millen, Georgia for development and construction of a new ceramic proppant manufacturing facility. The Company is moving forward with initial site preparation and construction of the first 250 million pound line and anticipates the Millen plant could commence operation near the end of the first quarter of 2014. In November 2012, the Company entered into a lease for the land and improvements associated with the Millen facility. The lease term continues until the tenth anniversary of the completion of the last phase of the facility. Similar to lease terms of the two other Georgia facilities, the Millen lease requires the Company to be responsible for all costs (including construction costs) incurred in connection with the premises. Moreover, title to the real property, plant and equipment of the facility is to be conveyed to the Company at the end of the lease term for nominal consideration, and may be purchased by the Company at any time for a nominal price.

The Marshfield, Wisconsin sand processing plant, which became operational during 2012, and the resin-coating facility for which construction has been currently deferred are located on land owned by the Company.

The Company owns or otherwise utilizes distribution facilities in multiple locations around the world. See "Item 1. Business – Distribution."

The Company owns approximately 4,150 acres of land and leasehold interests near its plants in Georgia and Alabama. The land contains raw material for use in the production of the Company's lightweight ceramic proppants. The Company also holds approximately 490 acres of land and leasehold interests in Wisconsin near its resin-coating facility under construction in Marshfield, Wisconsin.

Falcon Technologies owns its service facility located in Decatur, Texas, and leases other regional service facilities within the United States.

Item 3. *Legal Proceedings*

On February 9, 2012, the Company and two of its officers, Gary A. Kolstad and Ernesto Bautista III, were named as defendants in a purported class-action lawsuit filed in the United States District Court for the Southern District of New York (the "February SDNY Lawsuit"), brought on behalf of shareholders who purchased the Company's Common Stock between October 27, 2011 and January 26, 2012 (the "Relevant Time Period"). On April 10, 2012, a second purported class-action lawsuit was filed against the same defendants in the United States District Court for the Southern District of New York, brought on behalf of shareholders who purchased or sold CARBO Ceramics Inc. option contracts during the Relevant Time Period (the "April SDNY Lawsuit", and collectively with the February SDNY Lawsuit, the "Federal Securities Lawsuit"). In June 2012, the February SNDY Lawsuit and the April SDNY Lawsuit were consolidated, and will now proceed as one lawsuit. The Federal Securities Lawsuit alleges violations of the federal securities laws arising from statements concerning the Company's business operations and business prospects that were made during the Relevant Time Period and requests unspecified damages and costs. In September 2012, the Company and Messrs. Kolstad and Bautista filed a motion to dismiss this lawsuit. Response and reply briefs on this motion were filed during the fourth quarter of 2012, and a decision from the Court is pending.

On June 13, 2012, the Directors of the Company and Mr. Bautista were named as defendants in a purported derivative action lawsuit brought on behalf of the Company by a stockholder in District Court in Harris County, Texas (the "June Harris County Lawsuit"). This lawsuit alleges various breaches of fiduciary duty and other duties by the defendants that generally are related to the February SDNY Lawsuit as well as a breach of duty by certain defendants in connection with stock sales. This lawsuit also requests unspecified damages and costs. The parties to the June Harris County Lawsuit have also entered into an agreement to stay further proceedings pending the outcome of a motion to dismiss the Federal Securities Lawsuit.

While each of the Federal Securities Lawsuit and the June Harris County Lawsuit are in their preliminary stages, the Company does not believe they have merit, and plans to vigorously contest and defend against them.

Additionally, from time to time, the Company is the subject of legal proceedings arising in the ordinary course of business. The Company does not believe that any of these proceedings will have a material effect on its business or its results of operations.

The Company cannot predict the ultimate outcome or duration of any lawsuit described in this report.

Item 4. ***Mine Safety Disclosure***

Several of our U.S. manufacturing facilities process mined minerals, and therefore are viewed as mine operations subject to regulation by the federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977. Information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the recently proposed Item 106 of Regulation S-K (17 CFR 229.106) is included in Exhibit 95 to this annual report.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Common Stock Market Prices, Dividends and Stock Repurchases

The Company's common stock is traded on the New York Stock Exchange (ticker symbol CRR). The number of record and beneficial holders of the Company's common stock as of February 1, 2013 was approximately 24,696.

The following table sets forth the high and low sales prices of the Company's common stock on the New York Stock Exchange and dividends for the last two fiscal years:

	2012			2011		
	Sales Price		Cash Dividends	Sales Price		Cash Dividends
Quarter Ended	High	Low	Declared (1)	High	Low	Declared (2)
March 31	$133.99	$85.94	$0.48	$141.12	$ 98.80	$0.40
June 30	105.45	72.33	—	162.95	127.54	—
September 30	86.26	62.92	0.54	180.25	102.53	0.48
December 31	81.67	61.00	—	155.94	94.18	—

(1) Represents quarters during which dividends were declared. The payment months for cash dividends were February 2012 ($0.24), May 2012 ($0.24), August 2012 ($0.27) and November 2012 ($0.27).

(2) Represents quarters during which dividends were declared. The payment months for cash dividends were February 2011 ($0.20), May 2011 ($0.20), August 2011 ($0.24) and November 2011 ($0.24).

The Company currently expects to continue its policy of paying quarterly cash dividends, although there can be no assurance as to future dividends because they depend on future earnings, capital requirements and financial condition.

On August 28, 2008, the Company's Board of Directors authorized the repurchase of up to two million shares of the Company's common stock. Shares are effectively retired at the time of purchase. The Company did not repurchase any shares under this repurchase plan during the fourth quarter of 2012. As of December 31, 2012, the Company has repurchased and retired 1,877,576 shares at an aggregate price of $78.3 million.

The following table provides information about the Company's repurchases of common stock during the quarter ended December 31, 2012, all of which represent shares surrendered to the Company for tax withholding obligations upon the vesting of restricted stock:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan (1)	Maximum Number of Shares that May Yet be Purchased Under the Plan (2)
10/01/12 to 10/31/12	3,737(3)	$63.78	—	122,424
11/01/12 to 11/30/12	431(3)	$76.44	—	122,424
12/01/12 to 12/31/12	—	$ —	—	122,424
Total	4,168(3)		—	

(1) On August 28, 2008, the Company announced the authorization by its Board of Directors for the repurchase of up to two million shares of its Common Stock.

(2) Represents the maximum number of shares that may be repurchased under the previously announced authorization as of period end. As of February 21, 2013, a maximum of 92,424 shares may be repurchased under the previously announced authorization.
(3) Represents shares of stock withheld for the payment of withholding taxes upon the vesting of restricted stock.

Stock Performance Graph

The graph below compares the cumulative shareholder return on the Company's common stock with the cumulative returns of the S&P 500 index and the S&P SmallCap 600 - Oil & Gas Equipment & Services index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) from December 31, 2007 to December 31, 2012.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among CARBO Ceramics, Inc., the S&P 500 Index,
and S&P SmallCap 600 - Oil & Gas Equipment & Services Index


$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12
CARBO Ceramics, Inc.
S&P 500
S&P SmallCap 600 - Oil & Gas Equipment & Services Index

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31

Item 6. *Selected Financial Data*

The following selected financial data are derived from the audited consolidated financial statements of the Company. The data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto included elsewhere in this Form 10-K. The Company has determined that its outstanding non-vested restricted stock awards are participating securities. Accordingly, effective January 1, 2009, earnings per common share are computed using the two-class method prescribed by ASC Topic 260 "*Earnings Per Share.*" All previously reported earnings per common share data were retrospectively adjusted to conform to the new computation method.

	Years ended December 31,				
	2012	2011	2010	2009	2008
	($ in thousands, except per share data)				
Statement of Income Data:					
Revenues	$645,536	$625,705	$473,082	$341,872	$387,828
Cost of sales	422,031	363,990	298,411	221,369	260,394
Gross profit	223,505	261,715	174,671	120,503	127,434
Selling, general, & administrative and other operating expenses (1)	64,619	64,113	55,061	41,053	40,351
Operating profit	158,886	197,602	119,610	79,450	87,083
Other (expense) income, net	(296)	(152)	(261)	344	1,266
Income before income taxes	158,590	197,450	119,349	79,794	88,349
Income taxes	52,657	67,314	40,633	26,984	27,944
Income from continuing operations	105,933	130,136	78,716	52,810	60,405
Discontinued operations (2):					
Income from discontinued operations, net of taxes	—	—	—	—	5,784
Gain on disposal of discontinued operations, net of tax	—	—	—	—	44,127
Net income	$105,933	$130,136	$ 78,716	$ 52,810	$110,316
Earnings per basic share:					
Income from continuing operations	$ 4.59	$ 5.62	$ 3.41	$ 2.27	$ 2.47
Income from discontinued operations	—	—	—	—	0.24
Gain on disposal of discontinued operations	—	—	—	—	1.81
Basic earnings per share	$ 4.59	$ 5.62	$ 3.41	$ 2.27	$ 4.52
Earnings per diluted share:					
Income from continuing operations	$ 4.59	$ 5.62	$ 3.40	$ 2.27	$ 2.46
Income from discontinued operations	—	—	—	—	0.24
Gain on disposal of discontinued operations	—	—	—	—	1.81
Diluted earnings per share	$ 4.59	$ 5.62	$ 3.40	$ 2.27	$ 4.51

	December 31,				
	2012	2011	2010	2009	2008
	($ in thousands, except per share data)				
Balance Sheet Data:					
Current assets	$349,917	$302,565	$237,655	$218,870	$293,310
Current liabilities	50,830	79,066	51,247	32,458	83,848
Property, plant and equipment, net	426,232	392,659	338,483	270,722	244,902
Total assets	808,878	740,865	599,571	513,412	546,877
Total shareholders' equity	713,078	630,158	521,979	457,316	442,534
Cash dividends per share	$ 1.02	$ 0.88	$ 0.76	$ 0.70	$ 0.62

(1) Selling, general, & administrative (SG&A) and other operating expenses include costs of start-up activities and losses on disposal or impairment of assets.

(2) On October 10, 2008, the Company completed the sale of its fracture and reservoir diagnostics business, the Pinnacle name and related trademarks. Consequently, these operations are presented as discontinued operations.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Executive Level Overview

CARBO Ceramics Inc. generates revenue primarily through the sale of products and services to the oil and gas industry. The Company's principal business consists of manufacturing and selling ceramic proppant and resin-coated sand for use primarily in the hydraulic fracturing of oil and natural gas wells. Falcon Technologies, a wholly-owned subsidiary of the Company, uses proprietary technology to provide products that are designed to enable its clients to extend the life of their storage assets, reduce the potential for hydrocarbon spills and provide containment of stored materials. The Company also provides the industry's most popular hydraulic fracture simulation software FracPro®, as well as hydraulic fracture design and consulting.

During 2010, the Company began production of resin-coated ceramic (CARBO*BOND*® LITE®) and resin-coated sand (CARBO*BOND*® *RCS*) proppants. The introduction of CARBO*BOND*® LITE® addresses a market in which oil and natural gas wells are subject to a high risk of proppant flow-back. The adhesive property of the resin allows the ceramic proppant pack to adhere in place and therefore reduce the risk of proppant flow-back. In the case of CARBO*BOND*® *RCS*, the Company made the strategic decision to offer a lower cost, lower conductivity alternative to its ceramic proppants thereby broadening its proppant suite of products. Management of the Company believes that this is a natural extension of its core business and enhances the Company's highly conductive proppant offering.

The Company's products and services help oil and gas producers increase production and recovery rates from their wells, thereby lowering overall reservoir development costs. As a result, the Company's business is dependent to a large extent on the level of drilling activity in the oil and gas industry worldwide. Although the Company's ceramic proppants are more expensive than alternative non-ceramic proppants, the Company has been able to demonstrate the cost-effectiveness of its products to numerous operators of oil and gas wells through increased technical marketing activity. The Company believes its future prospects benefit from both an increase in drilling activity worldwide and the desire of industry participants to improve production results and lower their overall development costs.

The Company believes international sales will continue to represent an important role in its business. International revenues represented 23%, 21% and 23% of total revenues in 2012, 2011 and 2010, respectively.

Management believes the addition of new manufacturing capacity is critical to the Company's ability to continue its long-term growth in sales volume and revenue for ceramic proppant, resin-coated ceramic proppant and resin-coated sand. In regards to expansion, the Company has been issued an Air Quality Permit for its proposed ceramic proppant manufacturing plant in Millen, Georgia. The Company is moving forward with site work and construction of the first 250 million pound line and anticipates the Millen plant could commence operations near the end of the first quarter of 2014. Upon the completion of the first line, the Company's total ceramic proppant stated capacity is expected to be 2.0 billion pounds per year. A second resin-coating production line in New Iberia, Louisiana was completed during 2012, bringing the Company's total resin-coating capacity to 400 million pounds per year. Also during 2012, the Company began to utilize its own CARBO Northern White sand in its sand processing facility in Marshfield, Wisconsin. Construction of a resin-coating facility at this same site in Marshfield has been deferred at this time. The Company will consider resuming construction when warranted by market conditions. Although the Company has operated near or at full capacity at times during the previous ten years, the addition of significant new capacity, as well as the addition of resin-coating capacity, could adversely impact operating profit margins if the timing of this new capacity does not match increases in demand for the Company's products. In addition, the ability to construct new capacity will be contingent upon the receipt of all needed environmental emission permits. See "Item 1—Business" and "Item 1A—Risk Factors".

Operating profit margin for the Company's ceramic proppant business is principally impacted by manufacturing and distribution costs, sales price and the Company's production levels as a percentage of its capacity. Although most direct production expenses have been relatively stable or predictable over time, the Company has experienced volatility in the cost of natural gas, which is used in production by the Company's domestic manufacturing facilities, and bauxite, which is the primary raw material for production of the Company's high strength ceramic proppant. The cost of natural gas has been a significant component of total monthly domestic direct production expense over the last four years. In an effort to mitigate volatility in the cost of natural gas purchases and reduce exposure to short term spikes in the price of this commodity, the Company contracts in advance for portions of its future natural gas requirements. Despite the efforts to reduce exposure to changes in natural gas prices, it is possible that, given the significant portion of manufacturing costs represented by this item, gross margins as a percentage of sales may decline and changes in net income may not directly correlate to changes in revenue. Investments continue to be made to enhance the Company's distribution capabilities. The Company recently completed an expansion of its distribution center in South Texas. The Company is targeting the completion of an additional distribution center in the Bakken region in the second half of 2013.

With regard to resin-coating and sand operations, during 2012 the Company completed a second resin-coating line at its New Iberia, Louisiana facility and began to utilize its Northern White sand in its sand processing facility in Marshfield, Wisconsin. The production of resin-coated sand is a different process than the manufacture of ceramic proppant, and profit margins associated with resin-coated sand are not as high as those historically received for the Company's manufactured ceramic proppant.

As the Company has expanded its operations in both domestic and international markets, there has been an increase in activities and expenses related to marketing, research and development, and finance and administration. As a result, selling, general and administrative expenses have increased in recent years. In the future, the Company expects to continue to actively pursue new business opportunities by:

- increasing marketing activities globally; and
- focusing on new product development.

The Company expects that these activities will generate increased revenue. As such, selling, general and administrative expenses may increase in 2013 from 2012 levels as the Company pursues these opportunities and continues to expand its operations.

General Business Conditions

The Company's proppant business is impacted by the number of natural gas and oil wells drilled in North America, and the need to hydraulically fracture these wells. In markets outside North America, sales of the Company's products are also influenced by the overall level of drilling and hydraulic fracturing activity. Furthermore, because the decision to use ceramic proppant is based on comparing the higher initial costs to the future value derived from increased production and recovery rates, the Company's business is influenced by the current and expected prices of natural gas and oil.

During the second half of 2009, the North American drilling rig count improved from the lows experienced during the second half of 2008 and stabilized during 2010. Late in 2011, a severe decline in natural gas prices led certain customers to reduce drilling activities and capital spending in natural gas basins and increase these items in liquids-rich basins. Low natural gas prices continued throughout 2012 and operations were impacted by the shift in drilling activity away from natural gas basins. The impact resulting from this shift included higher distribution costs due to the logistical challenges in these infrastructure limited regions and competitive pricing pressures resulting from an over-supply of Chinese ceramic proppant. While natural gas fundamentals remain weak, the continued strength in oilfield activity by the Company's clients in oily, liquids-rich plays is encouraging.

Critical Accounting Policies

The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions (see Note 1 to the Consolidated Financial Statements). The Company believes that, of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Revenue is recognized when title passes to the customer (generally upon delivery of products) or at the time services are performed. The Company generates a significant portion of its revenues and corresponding accounts receivable from sales to the petroleum pressure pumping industry. In addition, the Company generates a significant portion of its revenues and corresponding accounts receivable from sales to two major customers, both of which are in the petroleum pressure pumping industry. As of December 31, 2012, approximately 46% of the balance in trade accounts receivable was attributable to those two customers. The Company records an allowance for doubtful accounts based on its assessment of collectability risk and periodically evaluates the allowance based on a review of trade accounts receivable. Trade accounts receivable are periodically reviewed for collectability based on customers' past credit history and current financial condition, and the allowance is adjusted, if necessary. If a prolonged economic downturn in the petroleum pressure pumping industry were to occur or, for some other reason, any of the Company's primary customers were to experience significant adverse conditions, the Company's estimates of the recoverability of accounts receivable could be reduced by a material amount and the allowance for doubtful accounts could be increased by a material amount. At December 31, 2012, the allowance for doubtful accounts totaled $1.8 million.

The Company values inventory using the weighted average cost method. Assessing the ultimate realization of inventories requires judgments about future demand and market conditions. The Company regularly reviews inventories to determine if the carrying value of the inventory exceeds market value and the Company records an adjustment to reduce the carrying value to market value, as necessary. Future changes in demand and market conditions could cause the Company to be exposed to additional obsolescence or slow moving inventory. If actual market conditions are less favorable than those projected by management, lower of cost or market adjustments may be required.

Income taxes are provided for in accordance with ASC Topic 740, "*Income Taxes*". This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. This calculation requires the Company to make certain estimates about its future operations. Changes in state, federal and foreign tax laws, as well as changes in the Company's financial condition, could affect these estimates.

Long-lived assets, which include net property, plant and equipment, goodwill, intangibles and other long-term assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying values of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are periodically reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

Results of Operations

Net Income

($ in thousands)	2012	Percent Change	2011	Percent Change	2010
Net Income	$105,933	(19)%	$130,136	65%	$78,716

For the year ended December 31, 2012, the Company reported net income of $105.9 million, a decrease of 19% compared to the $130.1 million reported in the previous year. Operations in 2012 were impacted by the shift in drilling activity away from natural gas basins due to the severe decline in natural gas prices in late 2011. The impact resulting from this shift included higher distribution costs due to the logistical challenges in infrastructure limited regions and competitive pricing pressures resulting from an over-supply of Chinese ceramic proppant. Net income in 2012 decreased primarily as a result of a 5% decrease in the average proppant selling price and a decrease in the proppant gross profit margin as a percentage of sales, partially offset by a 7% increase in proppant sales volume and a greater contribution from the Company's other business units. Income tax expense in 2012 decreased primarily due to lower pretax income.

For the year ended December 31, 2011, the Company reported net income of $130.1 million, an increase of 65% compared to the $78.7 million reported in the previous year. During 2011, operations continued to be favorably impacted by continued acceptance of the Company's products and service offerings. Further, additional production capacity from the completion of the third and fourth production lines at the Company's Toomsboro, Georgia production facility in 2010 and 2011, respectively, enabled the Company to increase sales volumes. Net income in 2011 increased primarily as a result of a 19% increase in proppant sales volume, a 12% increase in the average proppant selling price, and an increase in the gross profit margin as a percentage of sales, partially offset by higher selling, general and administrative expenses. Income tax expense in 2011 increased due to higher pretax income.

Individual components of financial results are discussed below.

Revenues

($ in thousands)	2012	Percent Change	2011	Percent Change	2010
Consolidated revenues	$645,536	3%	$625,705	32%	$473,082

Revenues of $645.5 million for the year ended December 31, 2012 increased 3% compared to $625.7 million in 2011. Revenues increased primarily due to a 7% increase in proppant sales volume and an increase in the revenues of some of the Company's other business units, partially offset by a 5% decrease in the average proppant selling price resulting from competitive pricing pressures. Worldwide proppant sales volume totaled 1.712 billion pounds during 2012 compared to 1.605 billion pounds in 2011. North American (defined as Canada and the U.S.) sales volume increased 3% primarily attributed to an increase in the oil rig count in the U.S. as well as acceptance of the Company's products in oily, liquids-rich basins. International (excluding Canada) sales volume increased 25% primarily due to increases in China, Russia and Mexico, partially offset by a decrease in Europe. Other Proppants (defined as resin-coated sand, ceramic proppant manufactured on an outsourced basis, and raw sand sold in the course of producing substrate for the resin-coated sand business) represented 169 million pounds of the Company's worldwide sales volume in 2012, as compared to 129 million pounds in 2011. The average selling price per pound of all proppant, including Company-produced ceramic proppant and Other Proppant, was $0.343 per pound in 2012 compared to $0.360 per pound in 2011.

Revenues of $625.7 million for the year ended December 31, 2011 increased 32% compared to $473.1 million in 2010. Revenues increased primarily due to a 19% increase in proppant sales volume, a 12% increase in the average proppant selling price as a result of price increases and an increase in the revenues of Falcon Technologies. The Company's worldwide proppant sales volume totaled 1.605 billion pounds during 2011 compared to 1.348 billion pounds in 2010. North American (defined as Canada and the United States) sales volume increased 21% and International (excluding Canada) sales volume increased 12%. North American demand was driven primarily by an increase in the drilling rig count in the United States and Canada as well as continued acceptance of the Company's products in unconventional resource plays, including shale formations. Additional production capacity from the completion of the third and fourth production lines at the Company's Toomsboro, Georgia production facility in 2010 and 2011, respectively, enabled the Company to increase sales volumes. Completion of the first resin-coating line at the Company's New Iberia, Louisiana production facility during the second quarter of 2010, as well as the purchase of ceramic proppant that meets API and ISO standards and is manufactured on an outsourced basis, also contributed toward improved ability to meet customer demand. Other Proppants represented 129 million pounds of the Company's worldwide sales volume in 2011, as compared to 66 million pounds in 2010. International sales volume increased primarily due to increases in Russia, Europe and the Asia-Pacific region (including China), partially offset by decreases in Africa and the Middle East. The average selling price per pound of all proppant, including both Company-produced ceramic proppant and Other Proppant, was $0.360 per pound in 2011 compared to $0.322 per pound in 2010.

Gross Profit

($ in thousands)	2012	Percent Change	2011	Percent Change	2010
Consolidated gross profit	$223,505	(15)%	$261,715	50%	$174,671
As a % of revenues	35%		42%		37%

The Company's cost of sales related to proppant manufacturing consists of manufacturing costs, packaging and transportation expenses associated with the delivery of the Company's products to its customers and handling costs related to maintaining finished goods inventory and operating the Company's remote stocking facilities. Variable manufacturing costs include raw materials, labor, utilities and repair and maintenance supplies. Fixed manufacturing costs include depreciation, property taxes on production facilities, insurance and factory overhead.

Gross profit for the year ended December 31, 2012 was $223.5 million, or 35% of revenues, compared to $261.7 million, or 42% of revenues, for 2011. Operations in 2012 were impacted by the shift in drilling activity away from natural gas basins due to the severe decline in natural gas prices in late 2011 and the resulting logistical challenges and costs and the competitive pricing pressures created by this shift. Despite a 7% increase in proppant sales volume, gross profit and gross profit as a percentage of revenues decreased primarily as a result of a decrease in the average proppant selling price, an increase in freight and logistics costs, higher fixed cost absorption, and a shift in sales mix towards lower-margin heavyweight and Other Proppant products. Greater contribution from the Company's other business units partially offset the decrease in gross profit from proppant sales.

Gross profit for the year ended December 31, 2011 was $261.7 million, or 42% of revenues, compared to $174.7 million, or 37% of revenues, for 2010. The increase in gross profit, as well as gross profit as a percentage of revenues, were primarily the result of higher proppant sales volume, an increase in the average proppant selling price, a change in product mix, and greater contribution from some of the Company's other business units.

Selling, General & Administrative (SG&A) and Other Operating Expenses

($ in thousands)	2012	Percent Change	2011	Percent Change	2010
Consolidated SG&A and other	$64,619	1%	$64,113	16%	$55,061
As a % of revenues	10%		10%		12%

Operating expenses consisted of $64.0 million of SG&A expenses and $0.6 million of other operating expenses for the year ended December 31, 2012 compared to $62.4 million and $1.7 million, respectively, for 2011. The increase in SG&A expenses primarily resulted from higher administrative spending. Other operating expenses in 2012 consisted primarily of a $0.5 million loss on disposal of assets related to the wind down of the geotechnical monitoring business. Other operating expenses in 2011 consisted primarily of an impairment of goodwill of $0.9 million related to the Company's geotechnical monitoring business and a write-down of $0.8

million related to a 6% interest in an investment accounted for under the cost method as a result of the sale of the business by majority shareholders. As a percentage of revenues, SG&A and other operating expenses for 2012 remained consistent to 2011.

Operating expenses consisted of $62.4 million of SG&A expenses and $1.7 million of other operating expenses for the year ended December 31, 2011 compared to $52.6 million and $2.4 million, respectively, for 2010. The increase in SG&A expenses primarily resulted from higher marketing, research and development, and administrative spending associated with supporting revenue growth. Other operating expenses in 2011 consisted of start-up costs of $0.2 million primarily related to the start-up of the fourth production line at the Company's Toomsboro, Georgia facility, an impairment of goodwill of $0.9 million related to the Company's geotechnical monitoring business and a write-down of $0.8 million related to a 6% interest in an investment accounted for under the cost method as a result of the sale of the business by majority shareholders. Other operating expenses in 2010 consisted of start-up costs of $1.0 million related to the start-up of the first resin-coating line within the Company's existing manufacturing infrastructure at the New Iberia, Louisiana facility and the third production line at the Company's Toomsboro, Georgia facility, an impairment of goodwill of $0.4 million related to the Company's geotechnical monitoring business and a $1.0 million loss on equipment disposals mainly related to the Company's U.S. manufacturing facilities. As a percentage of revenues, SG&A and other operating expenses in 2011 decreased to 10% compared to 12% for the same period in 2010.

Income Tax Expense

($ in thousands)	2012	Percent Change	2011	Percent Change	2010
Income Tax Expense	$52,657	(22)%	$67,314	66%	$40,633
Effective Income Tax Rate	33.2%		34.1%		34.0%

Consolidated income tax expense was $52.7 million, or 33.2% of pretax income, for the year ended December 31, 2012 compared to $67.3 million, or 34.1% of pretax income for 2011. The $14.7 million decrease is due to lower pre-tax income and a lower effective tax rate primarily associated with the final preparation and filing of the Company's prior year income tax returns and additional tax benefits relating to mining depletion deductions.

Consolidated income tax expense was $67.3 million, or 34.1% of pretax income, for the year ended December 31, 2011 compared to $40.6 million, or 34.0% of pretax income for 2010. The $26.7 million increase is primarily due to higher pretax income.

Outlook

The Company anticipates that industry activity during 2013 will be similar to that in 2012 and that liquids-rich drilling activity in North America will remain high, offset by low natural gas drilling activity. Overall, the Company believes its operating results for 2013 will continue to be influenced by the level of oil and natural gas drilling in North America. The Company is cautiously optimistic that well completion activity will increase as the year unfolds, however, quarterly fluctuations are possible. Accordingly, the Company believes the supply-demand balance in the proppant market should improve during the year and expects its ability to demonstrate the value of ceramic proppant relative to alternatives will allow it to continue to generate new sales opportunities, especially in oily, liquids-rich plays.

The Company expects to support near-term demand with its current ceramic production capacity of 1.75 billion pounds per year, along with existing inventories of ceramic proppant. The Company has been issued an Air Quality Permit for its proposed ceramic proppant manufacturing plant in Millen, Georgia and is moving forward with site preparation and construction of the first 250 million pound line, which it anticipates could commence operation near the end of the first quarter of 2014.

The increased amount of activity in infrastructure-limited, liquids-rich basins introduced supply chain challenges to the industry and resulted in higher distribution costs during 2012. Although the Company expects these costs will continue at current levels for the near-term, it is making capital investments in certain of these challenged regions to facilitate a reduction of these costs and promote further customer service.

Liquidity and Capital Resources

At December 31, 2012, the Company had cash and cash equivalents of $90.6 million compared to cash and cash equivalents of $41.3 million at December 31, 2011. During 2012, the Company generated $156.4 million of cash from operating activities, retained $1.4 million from excess tax benefits relating to stock based compensation and retained $0.2 million from the effect of exchange rate changes on cash. Uses of cash included $77.2 million for capital expenditures, $23.6 million for the payment of cash dividends and $7.9 million for repurchases of the Company's common stock. In addition, during 2012, the Company borrowed and fully repaid a total of $10.0 million on its credit facility. Major capital spending in 2012 included engineering, procurement and construction of sand processing and resin-coating facilities in Marshfield, Wisconsin and New Iberia, Louisiana, expansion of the Company's distribution infrastructure, engineering and procurement activities related to the new manufacturing facility in Millen, Georgia, as well as upgrades and improvements at existing manufacturing facilities.

Subject to its financial condition, the amount of funds generated from operations and the level of capital expenditures, the Company's current intention is to continue to pay quarterly dividends to holders of its common stock. On January 22, 2013, the Company's Board of Directors approved the payment of a quarterly cash dividend of $0.27 per share to shareholders of the Company's common stock on February 1, 2013. The dividend is payable on February 15, 2013. The Company estimates its total capital expenditures in 2013 will be between $115.0 million and $135.0 million, which include costs associated with the construction of the new manufacturing facility in the Millen, Georgia area, expansion of the Company's distribution infrastructure, as well as various other projects and additions.

The Company has historically maintained an unsecured line of credit with a bank. In March 2012, the Company entered into a first amendment to this credit agreement to (i) extend its maturity date from January 29, 2013 to July 29, 2013, (ii) increase the size from $10.0 million to $25.0 million, and (iii) make other administrative changes to certain covenants and provisions. As of December 31, 2012, there was no outstanding debt under the new credit agreement. The Company anticipates that cash on hand, cash provided by operating activities and funds provided by its line of credit will be sufficient to meet planned operating expenses, tax obligations, capital expenditures and other cash needs for the next 12 months. The Company also believes that it could acquire additional debt financing, if needed. Based on these assumptions, the Company believes that its fixed costs could be met even with a moderate decrease in demand for the Company's products.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as of December 31, 2012.

Contractual Obligations

The following table summarizes the Company's contractual obligations as of December 31, 2012:

($ in thousands)	Payments due in period				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations	$ —	$ —	$ —	$ —	$ —
Capital lease obligations	—	—	—	—	—
Operating lease obligations:					
—Primarily railroad equipment	120,535	15,127	33,763	26,379	45,266
Purchase obligations:					
—Natural gas contracts	75,284	25,087	37,358	12,839	—
—Raw materials contracts	4,945	1,676	3,269	—	—
Other long-term obligations	—	—	—	—	—
Total contractual obligations	$200,764	$41,890	$74,390	$39,218	$45,266

See Note 4 and Note 13 to the Notes to the Consolidated Financial Statements.

Operating lease obligations relate primarily to railroad equipment leases and include leases of other property, plant and equipment.

The Company uses natural gas to power its domestic manufacturing plants. From time to time, the Company enters into contracts to purchase a portion of the anticipated natural gas requirements at specified prices. As of December 31, 2012, the last such contract was due to expire in December 2017.

The Company has entered into contracts to supply raw materials, primarily kaolin, bauxite and hydro sized sand, to each of its manufacturing plants. Each of the contracts is described in Note 13 to the Notes to the Consolidated Financial Statements. Two outstanding contracts do not require the Company to purchase minimum annual quantities, but do require the purchase of minimum annual percentages, ranging from 50% to 80% of the respective plants' requirements for the specified raw materials. One outstanding contract requires the Company to purchase a minimum annual quantity of material. The Company also has entered into a supply agreement for its Millen plant that will become effective upon the commencement of operations at the plant and requires the purchase of a minimum annual percentage of 50% of the Millen plant's requirements of kaolin.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The Company's major market risk exposure is to foreign currency fluctuations that could impact its investments in China and Russia. As of December 31, 2012, the Company's net investment that is subject to foreign currency fluctuations totaled $93.1 million, and the Company has recorded a cumulative foreign currency translation loss of $1.9 million, net of deferred income tax benefit. This cumulative translation loss is included in Accumulated Other Comprehensive Loss. From time to time, the Company may enter into forward foreign exchange contracts to hedge the impact of foreign currency fluctuations. There were no such foreign exchange contracts outstanding at December 31, 2012.

The Company has a $25.0 million revolving credit agreement with a bank. Under the terms of the agreement, the Company has the option of choosing either the bank's fluctuating Base Rate or LIBOR Fixed Rate, plus an Applicable Margin, all as defined in the credit agreement. There were no borrowings outstanding under the agreement at December 31, 2012. The Company does not believe that it has any material exposure to market risk associated with interest rates.

The Company is subject to the risk of market price fluctuations of certain commodities, such as natural gas, and utilizes forward purchase contracts to manage or reduce market risks relating to these costs. The Company does not enter into these transactions for speculative or trading purposes. The Company expects to take delivery of the underlying natural gas and, as such, does not currently believe the market risk exposure on these instruments to be material. As of December 31, 2012, $75.3 million of natural gas forward contracts were outstanding for delivery of gas through 2017.

Item 8. *Financial Statements and Supplementary Data*

The information required by this Item is contained in pages F-3 through F-22 of this Report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As of December 31, 2012, management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurances of achieving their control objectives. Based upon and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

For Management's Report on Internal Control Over Financial Reporting, see page F-1 of this Report.

(c) Report of Independent Registered Public Accounting Firm

For the Report of Independent Registered Public Accounting Firm on the Company's internal control over financial reporting, see page F-2 of this Report.

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2012, that materially affected, or are reasonably likely to materially affect, those controls.

Item 9B. *Other Information*

Not applicable.

PART III

Certain information required by Part III is omitted from this Report. The Company will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Compensation Committee Report included in the Proxy Statement.

Item 10. *Directors, Executive Officers and Corporate Governance*

Information concerning executive officers under Item 401 of Regulation S-K is set forth in Part I of this Form 10-K. The other information required by this Item is incorporated by reference to the portions of the Company's Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management," "Election of Directors," "Board of Directors, Committees of the Board of Directors and Meeting Attendance," "Code of Business Conduct and Ethics," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Report of the Audit Committee."

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to the portions of the Company's Proxy Statement entitled "Compensation of Executive Officers," "Director Compensation" and "Potential Termination and Change in Control Payments."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated by reference from the Company's Proxy Statement under the captions "Securities Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to the portion of the Company's Proxy Statement entitled "Election of Directors."

Item 14. *Principal Accounting Fees and Services*

The information required by this Item is incorporated by reference to the portion of the Company's Proxy Statement entitled "Ratification of Appointment of the Company's Independent Registered Public Accounting Firm."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) Exhibits, Financial Statements and Financial Statement Schedules:

1. Consolidated Financial Statements

The Consolidated Financial Statements of CARBO Ceramics Inc. listed below are contained in pages F-3 through F-22 of this Report:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2012 and 2011
Consolidated Statements of Income for each of the three years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Comprehensive Income for each of the three years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Shareholders' Equity for each of the three years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Cash Flows for each of the three years ended December 31, 2012, 2011 and 2010

2. Consolidated Financial Statement Schedules

All schedules have been omitted since they are either not required or not applicable.

3. Exhibits

The exhibits listed on the accompanying Exhibit Index are filed as part of, or incorporated by reference into, this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARBO Ceramics Inc.

By: /s/ Gary A Kolstad
Gary A. Kolstad
President and Chief Executive Officer

By: /s/ Ernesto Bautista III
Ernesto Bautista III
Vice President and
Chief Financial Officer

Dated: February 25, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary A. Kolstad and Ernesto Bautista III, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William C. Morris William C. Morris	Chairman of the Board	February 25, 2013
/s/ Gary A. Kolstad Gary A. Kolstad	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2013
/s/ Ernesto Bautista III Ernesto Bautista III	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 25, 2013
/s/ Sigmund L. Cornelius Sigmund L. Cornelius	Director	February 25, 2013
/s/ James B. Jennings James B. Jennings	Director	February 25, 2013
/s/ H.E. Lentz, Jr. H.E. Lentz, Jr.	Director	February 25, 2013
/s/ Randy L. Limbacher Randy L. Limbacher	Director	February 25, 2013
/s/ Robert S. Rubin Robert S. Rubin	Director	February 25, 2013

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on its assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting. That report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
CARBO Ceramics Inc.

We have audited CARBO Ceramics Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CARBO Ceramics Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CARBO Ceramics Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CARBO Ceramics Inc. as of December 31, 2012, and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 25, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
February 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
CARBO Ceramics Inc.

We have audited the accompanying consolidated balance sheets of CARBO Ceramics Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CARBO Ceramics Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CARBO Ceramics Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
February 25, 2013

CARBO CERAMICS INC.

CONSOLIDATED BALANCE SHEETS
($ in thousands, except per share data)

	December 31,	
	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 90,635	$ 41,270
Trade accounts and other receivables, net	103,258	112,014
Inventories:		
Finished goods	102,625	105,233
Raw materials and supplies	38,061	26,783
Total inventories	140,686	132,016
Prepaid expenses and other current assets	4,293	4,023
Prepaid income taxes	—	3,279
Deferred income taxes	11,045	9,963
Total current assets	349,917	302,565
Property, plant and equipment:		
Land and land improvements	19,700	14,512
Land-use and mineral rights	9,559	8,610
Buildings	67,866	67,120
Machinery and equipment	530,129	455,563
Construction in progress	39,564	48,778
Total	666,818	594,583
Less accumulated depreciation and amortization	240,586	201,924
Net property, plant and equipment	426,232	392,659
Goodwill	12,164	12,164
Intangible and other assets, net	20,565	33,477
Total assets	$808,878	$740,865
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 20,078	$ 38,192
Accrued payroll and benefits	13,986	17,237
Accrued freight	4,925	10,911
Accrued utilities	3,707	3,704
Accrued income taxes	727	—
Other accrued expenses	7,407	9,022
Total current liabilities	50,830	79,066
Deferred income taxes	44,970	31,641
Shareholders' equity:		
Preferred stock, par value $0.01 per share, 5,000 shares authorized, none outstanding	—	—
Common stock, par value $0.01 per share, 80,000,000 and 40,000,000 shares authorized at December 31, 2012 and 2011, respectively; 23,092,906 and 23,106,358 shares issued and outstanding at December 31, 2012 and 2011, respectively	231	231
Additional paid-in capital	57,364	56,539
Retained earnings	657,423	577,253
Accumulated other comprehensive loss	(1,940)	(3,865)
Total shareholders' equity	713,078	630,158
Total liabilities and shareholders' equity	$808,878	$740,865

See accompanying notes to consolidated financial statements.

CARBO CERAMICS INC.

CONSOLIDATED STATEMENTS OF INCOME
($ in thousands, except per share data)

	Years ended December 31,		
	2012	2011	2010
Revenues	$645,536	$625,705	$473,082
Cost of sales	422,031	363,990	298,411
Gross profit	223,505	261,715	174,671
Selling, general and administrative expenses	64,033	62,381	52,635
Start-up costs	68	184	977
Loss on disposal or impairment of assets	518	1,548	1,449
Operating profit	158,886	197,602	119,610
Other income (expense):			
Interest income, net	64	197	178
Foreign currency exchange loss, net	(76)	(135)	(96)
Other, net	(284)	(214)	(343)
	(296)	(152)	(261)
Income before income taxes	158,590	197,450	119,349
Income taxes	52,657	67,314	40,633
Net income	$105,933	$130,136	$ 78,716
Earnings per share:			
Basic	$ 4.59	$ 5.62	$ 3.41
Diluted	$ 4.59	$ 5.62	$ 3.40

See accompanying notes to consolidated financial statements.

CARBO CERAMICS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
($ in thousands)

	Years ended December 31,		
	2012	2011	2010
Net income	$105,933	$130,136	$78,716
Other comprehensive income:			
Foreign currency translation adjustment	2,960	(1,198)	496
Deferred income tax (expense) benefit	(1,035)	1,447	599
Other comprehensive income, net of tax	1,925	249	1,095
Comprehensive income	$107,858	$130,385	$79,811

See accompanying notes to consolidated financial statements.

CARBO CERAMICS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at January 1, 2010	$231	$54,361	$407,933	$(5,209)	$457,316
Net income	—	—	78,716	—	78,716
Foreign currency translation adjustment, net of tax benefit of ($599)	—	—	—	1,095	1,095
Comprehensive income					79,811
Exercise of stock options	—	254	—	—	254
Tax benefit from stock based compensation	—	801	—	—	801
Stock granted under restricted stock plan, net	—	79	—	—	79
Stock based compensation	—	3,192	—	—	3,192
Shares repurchased and retired	—	(1,212)	—	—	(1,212)
Shares surrendered by employees to pay taxes	—	—	(692)	—	(692)
Cash dividends ($0.76 per share)	—	—	(17,570)	—	(17,570)
Balances at December 31, 2010	231	57,475	468,387	(4,114)	521,979
Net income	—	—	130,136	—	130,136
Foreign currency translation adjustment, net of tax benefit of ($1,447)	—	—	—	249	249
Comprehensive income					130,385
Exercise of stock options	—	76	—	—	76
Tax benefit from stock based compensation	—	1,412	—	—	1,412
Stock granted under restricted stock plan, net	—	223	—	—	223
Stock based compensation	—	4,002	—	—	4,002
Shares repurchased and retired	—	(6,649)	—	—	(6,649)
Shares surrendered by employees to pay taxes	—	—	(901)	—	(901)
Cash dividends ($0.88 per share)	—	—	(20,369)	—	(20,369)
Balances at December 31, 2011	231	56,539	577,253	(3,865)	630,158
Net income	—	—	105,933	—	105,933
Foreign currency translation adjustment, net of tax expense of $1,035	—	—	—	1,925	1,925
Comprehensive income					107,858
Exercise of stock options	—	54	—	—	54
Tax benefit from stock based compensation	—	1,388	—	—	1,388
Stock granted under restricted stock plan, net	1	206	—	—	207
Stock based compensation	—	4,903	—	—	4,903
Shares repurchased and retired	(1)	(5,726)	—	—	(5,727)
Shares surrendered by employees to pay taxes	—	—	(2,200)	—	(2,200)
Cash dividends ($1.02 per share)	—	—	(23,563)	—	(23,563)
Balances at December 31, 2012	$231	$57,364	$657,423	$(1,940)	$713,078

See accompanying notes to consolidated financial statements.

CARBO CERAMICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

	Years ended December 31,		
	2012	2011	2010
Operating activities			
Net income	$105,933	$130,136	$ 78,716
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	44,893	36,015	27,728
Provision for doubtful accounts	19	229	40
Deferred income taxes	11,212	4,223	2,662
Excess tax benefits from stock based compensation	(1,384)	(1,399)	(759)
Loss on disposal or impairment of assets	518	1,548	1,449
Foreign currency transaction loss, net	76	135	96
Stock compensation expense	5,335	4,719	3,812
Changes in operating assets and liabilities:			
Trade accounts and other receivables	8,945	(23,101)	(29,857)
Inventories	(7,589)	(41,704)	(10,818)
Prepaid expenses and other current assets	(150)	(1,142)	(174)
Long-term prepaid expenses	12,005	(24,083)	(14)
Accounts payable	(18,201)	15,971	13,439
Accrued expenses	(10,628)	11,846	8,160
Accrued income taxes, net	5,397	(1,980)	(2,695)
Net cash provided by operating activities	156,381	111,413	91,785
Investing activities			
Capital expenditures	(77,189)	(90,395)	(96,566)
Acquisition of BBL Falcon Industries, Ltd.	—	—	193
Purchase of short-term investment	—	—	(4,989)
Proceeds from maturity of short-term investment	—	—	4,989
Net cash used in investing activities	(77,189)	(90,395)	(96,373)
Financing activities			
Proceeds from bank borrowings	10,000	—	—
Repayments on bank borrowings	(10,000)	—	—
Net proceeds from stock based compensation	54	76	254
Dividends paid	(23,563)	(20,369)	(17,570)
Purchase of common stock	(7,927)	(7,550)	(1,904)
Excess tax benefits from stock based compensation	1,384	1,399	759
Net cash used in financing activities	(30,052)	(26,444)	(18,461)
Effect of exchange rate changes on cash	225	40	148
Net increase (decrease) in cash and cash equivalents	49,365	(5,386)	(22,901)
Cash and cash equivalents at beginning of year	41,270	46,656	69,557
Cash and cash equivalents at end of year	$ 90,635	$ 41,270	$ 46,656
Supplemental cash flow information			
Interest paid	$ 78	$ 1	$ 2
Income taxes paid	$ 36,036	$ 65,071	$ 40,667

See accompanying notes to consolidated financial statements.

CARBO CERAMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share data)

1. Significant Accounting Policies

Description of Business

CARBO Ceramics Inc. (the "Company") was formed in 1987 and is a manufacturer of ceramic proppants. During 2010, the Company began production of resin-coated ceramic and resin-coated sand proppants. The Company has six production plants in: New Iberia, Louisiana; Eufaula, Alabama; McIntyre, Georgia; Toomsboro, Georgia; Luoyang, China; and Kopeysk, Russia. The Company predominantly markets its proppant products through pumping service companies that perform hydraulic fracturing for oil and gas companies. Finished goods inventories are stored at the plant sites and various domestic and international remote distribution facilities. The Company also provides the industry's most popular hydraulic fracture simulation software FracPro®, as well as hydraulic fracture design and consulting services. In addition, the Company provides a broad range of technologies for spill prevention, containment and countermeasures. The Company wound-down its geotechnical monitoring business in late 2012.

Principles of Consolidation

The consolidated financial statements include the accounts of CARBO Ceramics Inc. and its operating subsidiaries. All significant intercompany transactions have been eliminated.

Concentration of Credit Risk, Accounts Receivable and Other Receivables

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are generally due within 30 days. The majority of the Company's receivables are from customers in the petroleum pressure pumping industry. The Company establishes an allowance for doubtful accounts based on its assessment of collectability risk and periodically evaluates the balance in the allowance based on a review of trade accounts receivable. Trade accounts receivable are periodically reviewed for collectability based on customers' past credit history and current financial condition, and the allowance is adjusted if necessary. Credit losses historically have been insignificant. The allowance for doubtful accounts at December 31, 2012 and 2011 was $1,844 and $1,933, respectively. Other receivables were $1,732 and $1,968 as of December 31, 2012 and 2011, respectively, of which 2012 related mainly to miscellaneous receivables in the United States and China. Other receivables for 2011 related mainly to miscellaneous receivables in the United States and China and value added tax receivables in Russia and China.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheet for cash equivalents approximate fair value.

Inventories

Inventories are stated at the lower of cost (weighted average) or market. Finished goods inventories include costs of materials, plant labor and overhead incurred in the production of the Company's products and costs to transfer finished goods to distribution centers.

($ in thousands, except per share data)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Repair and maintenance costs are expensed as incurred. Depreciation is computed on the straight-line method for financial reporting purposes using the following estimated useful lives:

Buildings and improvements	15 to 30 years
Machinery and equipment	3 to 30 years
Land-use rights	30 years

The Company holds approximately 4,150 acres of land and leasehold interests containing kaolin reserves near its plants in Georgia and Alabama. The Company also holds approximately 490 acres of land and leasehold interests near its resin-coating facility currently under construction in Marshfield, Wisconsin containing sand reserves for use as raw material in the production of its resin-coated sand products. The capitalized costs of land and mineral rights as well as costs incurred to develop such property are amortized using the units-of-production method based on estimated total tons of these reserves.

Impairment of Long-Lived Assets and Intangible Assets

Long-lived assets to be held and used and intangible assets that are subject to amortization are reviewed for impairment whenever events or circumstances indicate their carrying amounts might not be recoverable. Recoverability is assessed by comparing the undiscounted expected future cash flows from the assets with their carrying amount. If the carrying amount exceeds the sum of the undiscounted future cash flows an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Intangible assets that are not subject to amortization are tested for impairment at least annually by comparing their fair value with the carrying amount and recording an impairment loss for any excess of carrying amount over fair value. Fair values are generally determined based on discounted expected future cash flows or appraised values, as appropriate. During 2012, 2011 and 2010, the Company recognized losses of $518, $1,548 and $1,449, respectively, on disposal or impairment of various assets. The loss in 2012 consisted primarily of the wind down of the geotechnical monitoring business. The loss in 2011 consisted of an impairment of goodwill related to the Company's geotechnical monitoring business, a write-down of a 6% interest in an investment accounted for under the cost method as a result of the sale of the business by majority shareholders and certain equipment disposals. The loss in 2010 consisted of an impairment of goodwill related to the Company's geotechnical monitoring business and equipment disposals.

Capitalized Software

The Company capitalizes certain software costs, after technological feasibility has been established, which are amortized utilizing the straight-line method over the economic lives of the related products, not to exceed five years.

Goodwill

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition. Goodwill relating to each of the Company's reporting units is tested for impairment annually as well as when an event, or change in circumstances, indicates an impairment is more likely than not to have occurred. As a result of changes in business conditions in the geotechnical monitoring business during 2011 and 2010, the Company recorded an impairment charge of $889 and $470, respectively, on goodwill associated with that reporting unit. The latest impairment review indicated goodwill related to other reporting units was not impaired.

($ in thousands, except per share data)

Revenue Recognition

Revenue from proppant sales is recognized when title passes to the customer, generally upon delivery. Revenue from consulting and geotechnical services is recognized at the time service is performed. Revenue from the sale of fracture simulation software is recognized when title passes to the customer at time of shipment. Revenue from the sale of spill prevention services is recognized at the time service is performed. Revenue from the sale of containment goods is recognized at the time goods are delivered.

Shipping and Handling Costs

Shipping and handling costs are classified as cost of sales. Shipping costs consist of transportation costs to deliver products to customers. Handling costs include labor and overhead to maintain finished goods inventory and operate distribution facilities.

Cost of Start-Up Activities

Start-up activities, including organization costs, are expensed as incurred. Start-up costs for 2012 primarily related to the start-up of the second resin-coating line at the Company's New Iberia, Louisiana facility. Start-up costs for 2011 primarily related to the start-up of the fourth production line at the Company's Toomsboro, Georgia facility. Start-up costs for 2010 related to the start-up of the first resin-coating line within the Company's New Iberia, Louisiana facility and the start-up of the third production line at the Company's Toomsboro, Georgia facility. Start-up costs include organizational and administrative costs associated with the facilities as well as labor, materials, and utilities to bring installed equipment to operating condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Research and Development Costs

Research and development costs are charged to operations when incurred and are included in Selling, General and Administrative expenses. The amounts incurred in 2012, 2011 and 2010 were $6,916, $7,335 and $5,279, respectively.

Foreign Subsidiaries

Financial statements of the Company's foreign subsidiaries are translated using current exchange rates for assets and liabilities; average exchange rates for the period for revenues, expenses, gains and losses; and historical exchange rates for equity accounts. Resulting translation adjustments are included in, and the only component of, Accumulated Other Comprehensive Loss as a separate component of shareholders' equity.

New Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board ("FASB") issued ASU No. 2012-02, *"Intangibles — Goodwill and Other (ASC Topic 350),"* ("ASU 2012-02"). This accounting update allows entities to perform a qualitative assessment on intangible assets impairment to determine whether it is more likely than not (defined as having a likelihood of more than 50 percent) that the intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test by comparing the fair value with the carrying amount. This guidance is effective for intangible assets impairment tests performed in interim and

($ in thousands, except per share data)

annual periods for fiscal years beginning after September 15, 2012. The Company does not expect the adoption of this guidance to have a material impact on the Company's financial position, results of operations or cash flows.

In September 2011, the FASB issued updated authoritative guidance on goodwill impairment. This update allows for entities to perform a qualitative assessment on goodwill impairment to determine whether it is more likely than not (defined as having a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company adopted this guidance as of January 1, 2012. The adoption did not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2011, the FASB issued updated authoritative guidance on the presentation of comprehensive income. This update requires the presentation of the components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. The requirement to present reclassification adjustments for items that are reclassified from other comprehensive income to net income on the face of the financial statement has been deferred by the FASB. The Company adopted this guidance as of January 1, 2012. The adoption did not have a material impact on the Company's financial position, results of operations or cash flows. Net income and other comprehensive income has been presented in two separate but consecutive statements for the current reporting period and prior comparative periods in the consolidated financial statements.

In December 2010, the FASB issued authoritative guidance on application of the goodwill impairment model when a reporting unit has a zero or negative carrying amount. When a reporting unit has a zero or negative carrying value, Step 2 of the goodwill impairment test should be performed if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The guidance is effective for the Company beginning in the first quarter of fiscal 2012. The Company adopted this guidance as of January 1, 2012. The adoption did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2010, the FASB issued authoritative guidance on disclosure of supplementary pro forma information for business combinations. The new guidance requires that pro forma financial information should be prepared as if the business combination occurred as of the beginning of the prior annual period. The guidance is effective for the Company for business combinations with acquisition dates occurring in and from the first quarter of fiscal 2012. The Company adopted this guidance as of January 1, 2012. The adoption did not have a material impact on the Company's financial position, results of operations or cash flows.

2. Intangible and Other Assets

Following is a summary of intangible assets as of December 31:

	Weighted Average Life	2012		2011	
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Intangibles:					
Patents and licenses, software and hardware designs	6 years	$ 3,955	$1,684	$ 4,225	$1,661
Developed technology	10 years	2,782	904	2,782	626
Customer relationships and non-compete	9 years	2,838	1,092	2,838	756
Trademark	Indefinite	833	—	833	—
		$10,408	$3,680	$10,678	$3,043

($ in thousands, except per share data)

Amortization expense for 2012, 2011 and 2010 was $1,224, $1,131 and $1,043, respectively. Estimated amortization expense for each of the ensuing years through December 31, 2017 is $1,117, $1,105, $1,030, $784 and $638, respectively.

Following is a summary of other assets as of December 31:

	2012	2011
Other assets:		
Bauxite raw materials:		
Inventories	$13,143	$23,842
Prepayments	474	1,174
Other assets	220	826
	$13,837	$25,842

Bauxite raw materials are used in the production of heavyweight ceramic products. As of December 31, 2012 and 2011, the Company has classified as long-term assets those bauxite raw materials inventories and prepayments in the United States that are not expected to be consumed in production during the upcoming twelve month period.

3. Bank Borrowings

The Company has an unsecured revolving credit agreement with a bank. On March 5, 2012, the Company entered into a first amendment to this credit agreement to (i) extend its maturity date from January 29, 2013 to July 29, 2013, (ii) increase the size from $10,000 to $25,000, and (iii) make other administrative changes to certain covenants and provisions. The Company has the option of choosing either the bank's fluctuating Base Rate or LIBOR Fixed Rate, plus an Applicable Margin, all as defined in the credit agreement. The terms of the credit agreement provide for certain affirmative and negative covenants and require the Company to maintain certain financial ratios. Commitment fees are payable quarterly at the annual rate of 0.50% of the unused line of credit. Commitment fees for 2012, 2011 and 2010 were $107, $51 and $47, respectively.

4. Leases

The Company leases certain property, plant and equipment under operating leases, primarily consisting of railroad equipment leases. Minimum future rental payments due under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2012 are as follows:

2013	$ 15,127
2014	17,123
2015	16,640
2016	13,939
2017	12,440
Thereafter	45,266
Total	$120,535

Leases of railroad equipment generally provide for renewal options at their fair rental value at the time of renewal. In the normal course of business, operating leases for railroad equipment are generally renewed or replaced by other leases. Rent expense for all operating leases was $21,452 in 2012, $11,590 in 2011 and $9,054 in 2010.

($ in thousands, except per share data)

5. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	2012	2011
Deferred tax assets:		
Employee benefits	$ 1,032	$ 1,501
Inventories	7,161	5,797
Goodwill	1,842	2,323
Other	3,761	4,747
Total deferred tax assets	13,796	14,368
Deferred tax liabilities:		
Depreciation	45,056	35,402
Foreign earnings	2,665	644
Total deferred tax liabilities	47,721	36,046
Net deferred tax liabilities	$33,925	$21,678

Foreign earnings in the table above are presented net of foreign tax credits of $4,432 and $3,868 as of December 31, 2012 and 2011, respectively, which are expected to be utilized upon repatriation of the foreign earnings.

Significant components of the provision for income taxes for the years ended December 31 are as follows:

	2012	2011	2010
Current:			
Federal	$37,596	$57,429	$34,061
State	2,268	4,288	3,303
Foreign	1,581	1,374	607
Total current	41,445	63,091	37,971
Deferred	11,212	4,223	2,662
	$52,657	$67,314	$40,633

Provision has been made for deferred U.S. income taxes on all foreign earnings based on the Company's intent to repatriate foreign earnings. The reconciliation of income taxes computed at the U.S. statutory tax rate to the Company's income tax expense for the years ended December 31 is as follows:

	2012		2011		2010	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. statutory rate	$55,507	35.0%	$69,107	35.0%	$41,772	35.0%
State income taxes, net of federal tax benefit	2,199	1.4	3,103	1.6	2,148	1.8
Mining depletion	(2,606)	(1.6)	(1,162)	(0.6)	(1,227)	(1.0)
Section 199 Manufacturing Benefit and other	(2,443)	(1.6)	(3,734)	(1.9)	(2,060)	(1.8)
	$52,657	33.2%	$67,314	34.1%	$40,633	34.0%

($ in thousands, except per share data)

The Company had a recorded reserve of $227 associated with uncertain tax positions as of December 31, 2012 and there were no significant changes to the recorded reserve during 2012. If these uncertain tax positions are recognized, substantially all of this amount would impact the effective tax rate. Related accrued interest and penalties are recorded in income tax expense and are not material.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates, the most significant of which are U.S. federal and certain state jurisdictions. The Company does not currently have material income tax exposure in foreign jurisdictions due to tax holidays, recent commencement of operations or immaterial operations. The 2009 and subsequent tax years are still subject to examination. Various U.S. state jurisdiction tax years remain open to examination as well though the Company believes assessments, if any, would be immaterial to its consolidated financial statements.

6. Shareholders' Equity

Common Stock

Holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and do not have cumulative voting rights. Subject to preferences of any Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any Preferred Stock then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

On January 22, 2013, the Board of Directors declared a cash dividend of $0.27 per share. The dividend is payable on February 15, 2013 to shareholders of record on February 1, 2013.

Preferred Stock

The Company's charter authorizes 5,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the Company's shareholders. In connection with adoption of a shareholder rights plan on February 13, 2002, the Company created the Series A Preferred Stock and authorized 2,000 shares of the Series A Preferred Stock.

Shareholder Rights Plan

On February 13, 2002, the Company adopted a shareholder rights plan and declared a dividend of one right for each outstanding share of Common Stock to shareholders of record on February 25, 2002. With certain exceptions, the rights become exercisable if a tender offer for the Company is announced or any person or group acquires beneficial ownership of at least 15 percent of the Company's Common Stock. If exercisable, each right entitles the holder to purchase one fifteen-thousandth of a share of Series A Preferred Stock at an exercise price of $133 and, if any person or group acquires beneficial ownership of at least 15 percent of the Company's Common Stock, to acquire a number of shares of Common Stock having a market value of two times the $133 exercise price. The Company may redeem the rights for $0.01 per right at any time before any person or group acquires beneficial ownership of at least 15 percent of the Common Stock. The rights expired on February 13, 2012.

($ in thousands, except per share data)

Common Stock Repurchase Program

On August 28, 2008, the Company's Board of Directors authorized the repurchase of up to two million shares of the Company's Common Stock. Shares are effectively retired at the time of purchase. During the years ended December 31, 2012, 2011 and 2010, the Company repurchased and retired 60,000, 55,000 and 19,500 shares respectively, at an aggregate price of $5,727, $6,649 and $1,212, respectively. As of December 31, 2012, the Company has repurchased and retired 1,877,576 shares at an aggregate price of $78,301.

7. Stock Based Compensation

The CARBO Ceramics Inc. Omnibus Incentive Plan (the "Omnibus Incentive Plan") provides for granting of cash-based awards, stock options (both non-qualified and incentive) and other equity-based awards (including stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units or share-denominated performance units) to employees and non-employee directors. The amount paid under the Omnibus Incentive Plan to any single participant in any calendar year with respect to any cash-based award shall not exceed $2,000. Awards may be granted with respect to a number of shares of the Company's Common Stock that in the aggregate does not exceed 750,000 shares prior to the fifth anniversary of its effective date, plus (i) the number of shares that are forfeited, cancelled or returned, and (ii) the number of shares that are withheld from the participants to satisfy an option exercise price or minimum statutory tax withholding obligations. No more than 50,000 shares may be granted to any single participant in any calendar year. Equity-based awards may be subject to performance-based and/or service-based conditions. With respect to stock options and stock appreciation rights granted, the exercise price shall not be less than the market value of the underlying Common Stock on the date of grant. The maximum term of an option is ten years. Restricted stock awards granted generally vest (i.e., transfer and forfeiture restrictions on these shares are lifted) in equal annual installments over a three-year period, but subject to certain limitations, awards may specify other vesting periods. As of December 31, 2012, 563,666 shares were available for issuance under the Omnibus Incentive Plan.

As of December 31, 2012, all compensation cost related to stock options granted under the expired stock option plan has been recognized. During 2012, a total of 2,425 options, with a weighted-average exercise price of $22.35 per share, were exercised. There were no options outstanding at December 31, 2012. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $118, $346, and $250, respectively.

A summary of restricted stock activity and related information for the year ended December 31, 2012 is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2012	129,082	$ 75.00
Granted	74,460	$105.22
Vested	(74,887)	$ 62.71
Forfeited	(12,933)	$101.02
Nonvested at December 31, 2012	115,722	$ 99.50

As of December 31, 2012, there was $6,138 of total unrecognized compensation cost, net of estimated forfeitures, related to restricted shares granted under the Omnibus Incentive Plan. That cost is expected to be

($ in thousands, except per share data)

recognized over a weighted-average period of 1.8 years. The weighted-average grant date fair value of restricted stock granted during the years ended December 31, 2011 and 2010 was $104.07 and $68.80, respectively. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was $4,696, $2,712 and $2,141, respectively.

The Company has made phantom stock awards to key international employees pursuant to the Omnibus Incentive Plan. The units subject to an award vest and cease to be forfeitable in equal annual installments over a three-year period. Participants awarded units of phantom shares are entitled to a lump sum cash payment equal to the fair market value of a share of Common Stock on the vesting date. In no event will Common Stock of the Company be issued with regard to outstanding phantom shares. As of December 31, 2012, there were 10,105 units of phantom shares granted under the plan, of which 3,429 have vested and 1,304 have been forfeited, with a total value of $421, a portion of which is accrued as a liability within Accrued Payroll and Benefits.

8. Earnings Per Share

ASC Topic 260, "*Earnings Per Share*", provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company's outstanding non-vested restricted stock awards are participating securities. Accordingly, earnings per common share are computed using the two-class method.

The following table sets forth the computation of basic and diluted earnings per share under the two-class method:

	2012	2011	2010
Numerator for basic and diluted earnings per share:			
Net income	$ 105,933	$ 130,136	$ 78,716
Effect of reallocating undistributed earnings of participating securities	(553)	(749)	(485)
Net income available under the two-class method	$ 105,380	$ 129,387	$ 78,231
Denominator:			
Denominator for basic earnings per share—weighted-average shares	22,968,696	23,011,087	22,969,360
Effect of dilutive securities:			
Employee stock options (See Note 7)	625	1,332	3,802
Deferred stock awards (See Note 7)	—	—	4,034
Dilutive potential common shares	625	1,332	7,836
Denominator for diluted earnings per share—adjusted weighted-average shares	22,969,321	23,012,419	22,977,196
Basic earnings per share	$ 4.59	$ 5.62	$ 3.41
Diluted earnings per share	$ 4.59	$ 5.62	$ 3.40

($ in thousands, except per share data)

9. Quarterly Operating Results—(Unaudited)

Quarterly results for the years ended December 31, 2012 and 2011 were as follows:

	Three Months Ended			
	March 31	June 30	September 30	December 31
2012				
Revenues	$163,166	$177,614	$151,134	$153,622
Gross profit	63,464	64,253	50,150	45,638
Net income	30,291	31,917	23,898	19,827
Earnings per share:				
Basic	$ 1.31	$ 1.38	$ 1.04	$ 0.86
Diluted	$ 1.31	$ 1.38	$ 1.04	$ 0.86
2011				
Revenues	$150,830	$149,669	$167,083	$158,123
Gross profit	62,056	62,118	72,693	64,848
Net income	30,164	29,944	36,911	33,117
Earnings per share:				
Basic	$ 1.30	$ 1.29	$ 1.59	$ 1.43
Diluted	$ 1.30	$ 1.29	$ 1.59	$ 1.43

Quarterly data may not sum to full year data reported in the Consolidated Financial Statements due to rounding.

10. Sales to Customers

The following schedule presents customers from whom the Company derived 10% or more of total revenues for the years ended December 31:

	Major Customers	
	A	B
2012	13.7%	35.2%
2011	15.0%	33.3%
2010	15.0%	37.5%

11. Geographic Information

Long-lived assets, consisting of net property, plant and equipment and other long-term assets, as of December 31 in the United States and other countries are as follows:

	2012	2011	2010
Long-lived assets:			
United States	$403,534	$377,667	$294,368
International (primarily China and Russia)	36,535	40,835	46,391
Total	$440,069	$418,502	$340,759

($ in thousands, except per share data)

Revenues outside the United States accounted for 23%, 21% and 23% of the Company's revenues for 2012, 2011 and 2010, respectively. Revenues for the years ended December 31 in the United States, Canada and other countries are as follows:

	2012	2011	2010
Revenues:			
United States	$500,106	$495,777	$365,346
Canada	30,929	34,001	28,926
Other international	114,501	95,927	78,810
Total	$645,536	$625,705	$473,082

12. Benefit Plans

The Company has defined contribution savings and profit sharing plans pursuant to Section 401(k) of the Internal Revenue Code. Benefit costs recognized as expense under these plans consisted of the following for the years ended December 31:

	2012	2011	2010
Contributions:			
Profit sharing	$2,132	$2,690	$1,606
Savings	1,241	1,081	847
	$3,373	$3,771	$2,453

All contributions to the plans are 100% participant directed. Participants are allowed to invest up to 20% of contributions in the Company's Common Stock.

13. Commitments

For the year ended December 31, 2010, the Company purchased $3,603 of kaolin for its Eufaula, Alabama plant under an existing seven year agreement. This agreement expired December 31, 2010. Effective January 1, 2011, the Company entered into a new agreement with another one of the Company's existing suppliers. The term of the agreement was three years, with options to extend for an additional six years, and required the Company to purchase from the supplier at least 70 percent of the annual kaolin requirements for the Eufaula plant at specified contract prices. In May 2012, the agreement was amended to require the Company to purchase from the supplier at least 50 percent of the annual kaolin requirements for the Eufaula, Alabama plant at specified contract prices for the remainder of 2012 and the ensuing five calendar years. The agreement has options to extend the term for an additional three years. For the years ended December 31, 2012 and 2011, the Company purchased from the supplier $3,012 and $3,205, respectively, of kaolin under the agreement.

In January 2003, the Company entered into a mining agreement with a contractor to provide kaolin for the Company's McIntyre plant at specified contract prices, from lands owned or leased by either the Company or the contractor. The term of the agreement, which commenced on January 1, 2003, and remains in effect until such time as all Company-owned minerals have been depleted, requires the Company to accept delivery from the contractor of at least 80 percent of the McIntyre plant's annual kaolin requirements. For the years ended December 31, 2012, 2011 and 2010, the Company purchased $2,491, $2,900 and $1,687, respectively, of kaolin under the agreement.

($ in thousands, except per share data)

In October 2008, the Company entered into a ten-year agreement, with options to extend for an additional ten years, to purchase a minimum of 40,000 tons of uncalcined bauxite each year during the first three years of the agreement. Thereafter, the minimum required purchase increased to 70,000 tons annually. The bauxite is purchased at specified contract prices. After meeting annual minimum requirements for the first three years, the agreement was terminated in 2012 with no further required minimum purchases. For the years ended December 31, 2011 and 2010, the Company purchased $1,400 and $1,400, respectively, of bauxite under the agreement.

In 2002, the Company entered into a five-year agreement and a ten-year agreement with two different suppliers to purchase bauxite and hard clays for its China plant at specified contract prices. The five-year agreement, which was automatically renewed for an additional three years, expired in 2010. The ten-year agreement, which expired in 2011, required the Company to accept delivery from the supplier for at least 80 percent of the plant's annual requirements. For the years ended December 31, 2011 and 2010, the Company purchased $2,918 and $2,834, respectively, of material under these agreements.

In July 2011, the Company entered into a new agreement with a supplier to provide hydro sized sand for the Company's Marshfield, Wisconsin plant at a specified contract price. The term of the agreement was five years commencing on July 30, 2011 and required the Company to purchase a minimum of 40,000 tons and 100,000 tons of hydro sized sand during 2011 and 2012, respectively. Effective January 30, 2012, the agreement was amended and requires the Company to purchase a minimum of 150,000 tons of hydro sized sand annually during 2012 and 2013 and a minimum of 350,000 tons of hydro sized sand in 2014, all at a stated contract price. For the years ended December 31, 2012 and 2011, the Company purchased $2,538 and $462, respectively, of sand under this agreement.

In May 2012, the Company entered into a new supply agreement to provide kaolin and bauxite to a manufacturing plant in Millen, Georgia, once operations commence. Construction of the facility is expected to be completed in early 2014. The agreement requires the Company to purchase at least 50 percent of the plant's annual requirements of such products, and has an initial term of five years with options to extend for an additional five years.

The Company has entered into a lease agreement dated November 1, 2008 with the Development Authority of Wilkinson County (the "Wilkinson County Development Authority") and a lease agreement dated November 1, 2012 with the Development Authority of Jenkins County (the "Jenkins County Development Authority" and together with the Wilkinson County Development Authority, the "Development Authorities") each in the State of Georgia. Pursuant to the 2008 agreement, the Wilkinson County Development Authority holds the title to the real and personal property of the Company's McIntyre and Toomsboro manufacturing facilities and leases the facilities to the Company for an annual rental fee of $50 per year through the year 2022. Pursuant to the 2012 agreement, the Jenkins County Development Authority holds title to the real estate and personal property of the Company's Millen, Georgia manufacturing facility, which is currently under construction, and leases the facility to the Company until the tenth anniversary of completion of the final phase of the facility. At any time prior to the scheduled termination of either lease, the Company has the option to terminate the lease and purchase the property for a nominal fee plus the payment of any rent payable through the balance of the lease term. Furthermore, the Company has security interests in the titles held by the Development Authorities. The Company has also entered into a Memorandum of Understanding (the "MOU") with the Development Authorities and other local agencies, under which the Company receives tax incentives in exchange for its commitment to invest in the county and increase employment. The MOU with the Jenkins County Development Authority also requires the Company to pay an administrative payment of $50 per year during the

($ in thousands, except per share data)

term of the Millen lease. The Company is required to achieve certain employment levels in order to retain its tax incentives. In the event the Company does not meet the agreed-upon employment targets or the MOU is otherwise terminated, the Company would be subjected to additional property taxes annually. The properties subject to these lease agreements are included in Property, Plant and Equipment (net book value of $251,602 at December 31, 2012) in the accompanying consolidated financial statements.

The Company uses natural gas to power its domestic manufacturing plants. From time to time the Company enters into contracts to purchase a portion of the anticipated natural gas requirements at specified prices. As of December 31, 2012, the Company had natural gas contracts totaling $25,087, $18,679, $18,679, $11,619 and $1,220 for years ended 2013, 2014, 2015, 2016 and 2017, respectively.

14. Employment Agreements

The Company has an employment agreement through December 31, 2013 with its President and Chief Executive Officer. The agreement provides for an annual base salary and incentive bonus. If the President and Chief Executive Officer is terminated early without cause, the Company will be obligated to pay two years base salary and a prorated incentive bonus. Under the agreement, the timing of the payment of severance obligations to the President in the event of the termination of his employment under certain circumstances has been conformed so that a portion of such obligations will be payable in a lump sum, with the remainder of the obligations to be paid over an 18 month period. The agreement also contains a two-year non-competition covenant that would become effective upon termination for any reason. The employment agreement extends automatically for successive one-year periods without prior written notice.

15. Foreign Currencies

As of December 31, 2012, the Company's net investment that is subject to foreign currency fluctuations totaled $93,095, and the Company has recorded a cumulative foreign currency translation loss of $1,940, net of deferred income tax benefit. This cumulative translation loss is included in Accumulated Other Comprehensive Loss.

16. Legal Proceedings and Regulatory Matters

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

On February 9, 2012, the Company and two of its officers, Gary A. Kolstad and Ernesto Bautista III, were named as defendants in a purported class-action lawsuit filed in the United States District Court for the Southern District of New York (the "February SDNY Lawsuit"), brought on behalf of shareholders who purchased the Company's Common Stock between October 27, 2011 and January 26, 2012 (the "Relevant Time Period"). On April 10, 2012, a second purported class-action lawsuit was filed against the same defendants in the United States District Court for the Southern District of New York, brought on behalf of shareholders who purchased or sold CARBO Ceramics Inc. option contracts during the Relevant Time Period (the "April SDNY Lawsuit", and collectively with the February SDNY Lawsuit, the "Federal Securities Lawsuit"). In June 2012, the February SNDY Lawsuit and the April SDNY Lawsuit were consolidated, and will now proceed as one lawsuit. The Federal Securities Lawsuit alleges violations of the federal securities laws arising from statements concerning the

($ in thousands, except per share data)

Company's business operations and business prospects that were made during the Relevant Time Period and requests unspecified damages and costs. In September 2012, the Company and Messrs. Kolstad and Bautista filed a motion to dismiss this lawsuit. Response and reply briefs on this motion were filed during the fourth quarter of 2012, and a decision from the Court is pending.

On June 13, 2012, the Directors of the Company and Mr. Bautista were named as defendants in a purported derivative action lawsuit brought on behalf of the Company by a stockholder in District Court in Harris County, Texas (the "June Harris County Lawsuit"). This lawsuit alleges various breaches of fiduciary duty and other duties by the defendants that generally are related to the February SDNY Lawsuit as well as a breach of duty by certain defendants in connection with stock sales. This lawsuit also requests unspecified damages and costs. The parties to the June Harris County Lawsuit have also entered into an agreement to stay further proceedings pending the outcome of a motion to dismiss the Federal Securities Lawsuit.

While each of the Federal Securities Lawsuit and the June Harris County Lawsuit are in their preliminary stages, the Company does not believe they have merit, and plans to vigorously contest and defend against them.

The Company cannot predict the ultimate outcome or duration of these lawsuits.

17. Subsequent Events

In January 2013, the Company awarded 86,143 shares of restricted stock to certain employees. The fair value of the stock award on the date of grant totaled $6,942, which will be recognized as expense, net of estimated forfeitures, on a straight-line basis over the three-year vesting period.

In January 2013, the Company awarded 4,485 units of phantom shares to certain key international employees. The fair value of the stock award on the date of grant totaled $361.

In February 2013, the Company repurchased and retired 30,000 common shares at an aggregate price of $2,683 under the common stock repurchase program.

Exhibit Index

3.1	Restated Certificate of Incorporation of CARBO Ceramics Inc. (incorporated by reference to Exhibit 3.1 of the Registrant's Form 10-Q filed for the period ending June 30, 2012)
3.2	Second Amended and Restated By-Laws of CARBO Ceramics Inc. (incorporated by reference to Exhibit 3.1 of the Registrant's Form 8-K Current Report filed March 20, 2009)
4.1	Form of Common Stock Certificate of CARBO Ceramics Inc. (incorporated by reference to Exhibit 4.1 of the Registrant's Form S-1 Registration Statement No. 333-1884 filed July 19, 1996)
4.2	Certificate of Designations of Series A Preferred Stock (incorporated by reference to Exhibit 2 of the Registrant's Form 8-A12B Registration Statement No. 001-15903 filed February 25, 2002)
10.1	Mining Agreement dated as of January 1, 2003 between CARBO Ceramics Inc. and Arcilla Mining & Land Co. (incorporated by reference to Exhibit 10.8 of the Registrant's Form 10-K Annual Report for the year ended December 31, 2002)
10.2	Addendum to Mining Agreement dated as of November 10, 2009 between CARBO Ceramics Inc. and Arcilla Mining & Land Co. (incorporated by reference to Exhibit 10.3 of the Registrant's Form 10-K Annual Report for the year ended December 31, 2010)
*10.3	Second Amended and Restated Employment Agreement dated effective as of January 1, 2012, by and between CARBO Ceramics Inc. and Gary A. Kolstad (incorporated by reference to Exhibit 10.8 of the Registrant's Form 10-K filed for the period ending December 31, 2011)
10.4	Proppant Supply Agreement dated as of August 28, 2008 between CARBO Ceramics Inc. and Halliburton Energy Services, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's Form 10-Q Quarterly Report for the quarter ended September 30, 2008)
10.5	Amendment No. 1 to Proppant Supply Agreement dated as of February 28, 2011 between CARBO Ceramics Inc. and Halliburton Energy Services, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended March 31, 2011)
10.6	Side Letter to Proppant Supply Agreement dated as of August 26, 2011 between CARBO Ceramics Inc. and Halliburton Energy Services, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended September 30, 2011)
10.7	Lease Agreement dated as of November 1, 2008 between the Development Authority of Wilkinson County and CARBO Ceramics Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K Current Report filed December 30, 2008)
10.8	Option Agreement dated as of November 1, 2008 between the Development Authority of Wilkinson County and CARBO Ceramics Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K Current Report filed December 30, 2008)
10.9	Lease Agreement dated as of November 1, 2012 between the Development Authority of Jenkins County and CARBO Ceramics Inc.
*10.10	CARBO Ceramics Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K Current Report filed May 21, 2009)
*10.11	Form of Officer Restricted Stock Award Agreement for Omnibus Incentive Plan (incorporated by reference to Exhibit 10.20 of the Registrant's Form 10-K Annual Report for the year ended December 31, 2010)
*10.12	Form of Non-Employee Director Restricted Stock Award Agreement for Omnibus Incentive Plan (incorporated by reference to Exhibit 10.21 of the Registrant's Form 10-K Annual Report for the year ended December 31, 2010)
*10.13	Form of Performance-Based Cash Award Agreement for Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Form 8-K Current Report filed May 21, 2009)

*10.14	Description of Annual Non-Employee Director Stock Grants (incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended June 30, 2010)
*10.15	Description of Modification to Annual Non-Employee Director Stock Grants (incorporated by reference to Exhibit 10.2 of the Registrant's Form 10-Q Quarterly Report for the quarter ended March 31, 2011)
*10.16	Description of Modification to the Annual Non-Employee Director Stock Grants (incorporated by reference to Exhibit 10.2 of the Registrant's Form 10-Q Quarterly Report for the quarter ended March 31, 2012).
*10.17	CARBO Ceramics Inc. Omnibus Incentive Plan Annual Incentive Arrangement (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K Current Report filed January 21, 2010)
10.18	Office Lease dated as of January 20, 2009 between I-10 EC Corridor #2 Limited Partnership and CARBO Ceramics Inc. (incorporated by reference to Exhibit 10.27 of the Registrant's Form 10-K Annual Report for the year ended December 31, 2009)
10.19	First Amendment to Lease dated as of January 15, 2010 between I-10 EC Corridor #2 Limited Partnership and CARBO Ceramics Inc. (incorporated by reference to Exhibit 10.28 of the Registrant's Form 10-K Annual Report for the year ended December 31, 2009)
10.20	Credit Agreement, dated as of January 29, 2010, among CARBO Ceramics Inc., as borrower, Wells Fargo Bank, National Association, as administrative agent, issuing lender and swing line lender, and the lenders named therein (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K Current Report filed February 4, 2010).
10.21	Amendment No. 1, dated as of March 5, 2012, among CARBO Ceramics Inc., as borrower, Wells Fargo Bank, National Association, as administrative agent, issuing lender and swing line lender, and the lenders named therein. (Incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K Current Report filed March 6, 2012).
*10.22	Form of Change in Control Severance Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended March 31, 2012).
10.23	Separation Agreement, made as of August 9, 2012, by and between David G. Gallagher and CARBO Ceramics Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended September 30, 2012).
*10.24	Summary of initial compensation terms for Don P. Conkle (incorporated by reference to Exhibit 10.2 of the Registrant's Form 10-Q Quarterly Report for the quarter ended September 30, 2012).
21	Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Rule 13a-14(a)/15d-14(a) Certification by Gary A. Kolstad
31.2	Rule 13a-14(a)/15d-14(a) Certification by Ernesto Bautista III
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
95	Mine Safety Disclosure
101	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Shareholders' Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the Consolidated Financial Statements.

* Management contract or compensatory plan or arrangement filed as an exhibit pursuant to Item 15(b) of the requirements for an Annual Report on Form 10-K.

CORPORATE INFORMATION

BOARD OF DIRECTORS

William C. Morris
Chairman of the Board
Former Chairman of the Board,
J. & W. Seligman & Co. Incorporated

Sigmund L. Cornelius
Former Senior Vice President and
Chief Financial Officer,
ConocoPhillips

James B. Jennings
Former Senior Advisor,
Brown Brothers Harriman & Co.
Chairman Emeritus, Hunt Oil Company

Gary A. Kolstad
President and Chief Executive Officer,
CARBO Ceramics Inc.

H. E. Lentz, Jr.
Former Managing Director
Lazard Frères & Co.
Non-Executive Chairman,
Rowan Companies, Inc.

Randy L. Limbacher
Former Chairman of the Board,
President and Chief Executive Officer,
Rosetta Resources, Inc.

Robert S. Rubin
Senior Vice President,
JPMorgan Chase & Co.

CORPORATE OFFICERS

Gary A. Kolstad
President and Chief Executive Officer

Ernesto Bautista, III
Vice President and Chief Financial Officer

Mark L. Edmunds
Vice President, Operations

Don P. Conkle
Vice President, Marketing and Sales

Ellen M. Smith
Vice President, Human Resources

R. Sean Elliott
Vice President and General Counsel

CORPORATE OFFICES

Energy Center II
575 N. Dairy Ashford
Suite 300
Houston, Texas 77079
281-921-6400

STOCK EXCHANGE LISTING

The New York Stock Exchange
Symbol: CRR

TRANSFER AGENT AND REGISTRAR

Computershare
250 Royall Street
Canton, MA 02021
866-683-2970

INDEPENDENT AUDITORS

Ernst & Young LLP
New Orleans, Louisiana

FORM 10-K

A copy of the company's Annual Report to the Securities and Exchange Commission (Form 10-K) is available free of charge by contacting:

Ernesto Bautista, III
Chief Financial Officer
CARBO Ceramics Inc.
575 N. Dairy Ashford
Suite 300
Houston, Texas 77079

CERTIFICATIONS

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to the Form 10-K. In addition, we have submitted to the New York Stock Exchange the annual certification of our Chief Executive Officer regarding the Company's compliance with the NYSE corporate governance listing standards.

INVESTOR RELATIONS

Additional corporate information is available from our website at www.carboceramics.com or by e-mailing the company at IR@carboceramics.com.

MISSION STATEMENT: Our primary mission is to improve E&P operators' production and recovery rates in oil and natural gas reservoirs by improving the effectiveness of hydraulic fracturing, and reservoir recovery optimization.

How we achieve our primary mission –

- As the global market leader, we provide the highest conductivity proppant and fracture design software.
- We provide industry-leading, technical consulting for fracturing design & execution, as well as production/EUR optimization.
- We enhance our clients' profitability by consistently providing leading technology and cost-effective products and services.
- We provide a safe working environment that encourages, supports and recognizes the contribution of each individual employee.

In addition –

- We provide environmental protection services through a broad range of technologies for spill prevention, containment and countermeasures.
- We strive to generate a superior return to our shareholders through cash flow growth and profitable business growth.

CORE VALUES: At CARBO, we achieve our mission within the framework established by our core values.

- We conduct our business with the highest ethical standards.
- We are truthful and honor our commitments and responsibilities.
- We foster a supportive environment by treating each other with mutual respect and understanding.
- We set aggressive goals and strive to exceed them.
- We value and celebrate a high level of individual achievement and team performance.
- We encourage innovation and continuous improvement to ensure future growth.

CARBO®

Energy Center II
575 N. Dairy Ashford
Suite 300
Houston, TX 77079
Corporate Office: 281-921-6400

www.carboceramics.com